Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

TEMPUR-PEDIC INTERNATIONAL INC.,

SILVER LIGHTNING MERGER COMPANY

and

SEALY CORPORATION

Dated as of September 26, 2012

i

TABLE OF CONTENTS

(continued)

TABLE OF CONTENTS

(continued)

Exhibit A	Transaction Support Agreement
Exhibit B	Certificate of Incorporation
Exhibit C	Form of Stockholder Written Consent
Exhibit D	List of Stockholders

INDEX OF DEFINED TERMS

Page

Acceptable Confidentiality Agreement	25
Action	43
Affiliate	43
Affiliate Transaction	19
Agreement	1
Alternative Acquisition Agreement	43
Alternative Commitment Letter	37
Alternative Financing	37
Alternative Financing Agreement	37
Anti-Takeover Statute	43
Antitrust Law	43
Base Premium	31
Book-Entry Shares	2
Business	44
Business Day	44
Capitalization Date	8
Certificate	2
Certificate of Merger	2
Closing	1
Closing Date	1
Code	44
Commitment Letter	44
Company	1
Company Adverse Recommendation Change	27
Company Board	1
Company Board Recommendation	7
Company Common Stock	2
Company Disclosure Letter	6
Company Employees	33
Company Material Adverse Effect	44
Company Permits	15
Company Plan	16
Company Preferred Stock	8
Company SEC Documents	10
Company Securities	9
Company Stock Option	3
Company Stock Plans	3
Company Stockholder Approval	7
Company Termination Fee	41
Compliant	44
Confidentiality Agreement	29
Consent	45
Contract	45
Convertible Note Consideration	4
Convertible Notes	45
Convertible Notes Indenture	34

Page

Credit Agreement	45
DGCL	1
Dissenting Shares	4
DTC	5
DTC Payment	5
Effective Time	2
email	42
Environmental Laws	45
Environmental Permits	45
Equity Share Unit	3
ERISA	16
ERISA Affiliate	16
Exchange Act	45
Fee Letters	21
Financing	45
Financing Sources	45
Foreign Benefit Plans	17
Foreign Merger Control Laws	8
GAAP	10
Governmental Entity	8
Grant Date	8
Hazardous Material	45
HSR Act	8
Indemnified Parties	30
Information Statement	28
Intellectual Property	45
Intervening Event	27
Joint Venture	13
knowledge	46
Law	46
Laws	46
Lien	46
Litigation Trigger Event	46
Marketing Period	46
Material Contract	14
Merger	1
Merger Consideration	2
Order	37
Organizational Documents	46
Parent	1
Parent Disclosure Letter	20
Parent Matching Proposal	39
Parent Material Adverse Effect	46
Parent Plan	33
Paying Agent	4
Payment Fund	5

INDEX OF DEFINED TERMS

(continued)

Page

PBGC	17
Permitted Liens	47
Person	47
Representatives	47
Required Company Financing Information	35
RSU	3
Sarbanes-Oxley Act	11
SEC	10
Second Request	29
Securities Act	10
Senior Notes	47
Senior Subordinated Notes	47
Stockholder Written Consent	27
Sub	1
Subsidiary	47

Page

Superior Proposal	26
Superior Proposal Analysis Period	39
Superior Proposal Notice	39
Superior Proposal Notice Period	39
Surviving Corporation	1
Takeover Proposal	26
Tax	47
Tax Returns	47
Taxes	47
Termination Date	38
willful and intentional breach	40
Written Consent Date	27
Written Consent End Date	47
Written Consent Failure	28

v

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of September 26, 2012, is by and among Tempur-Pedic International Inc., a Delaware corporation (“Parent”), Silver Lightning Merger Company, a Delaware corporation and a direct wholly-owned Subsidiary of Parent (“Sub”), and Sealy Corporation, a Delaware corporation (the “Company”).

WHEREAS, the board of directors of the Company (the “Company Board”), by unanimous vote of all of the directors, has, upon the terms and subject to the conditions set forth in this Agreement, (i) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement and to consummate the transactions contemplated hereby, including the merger of Sub with and into the Company (the “Merger”), (ii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and (iii) resolved to recommend the adoption of this Agreement by the holders of the shares of Company Common Stock;

WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition to the willingness of Parent to enter into this Agreement, Sealy Holding LLC has entered into an agreement with Parent in the form attached hereto as Exhibit A; and

WHEREAS, the boards of directors of Parent and Sub, by unanimous vote of those directors, have, upon the terms and subject to the conditions set forth in this Agreement, (i) determined that it is in the best interests of their respective companies and stockholders, and declared it advisable, to enter into this Agreement and to consummate the transactions contemplated hereby and (ii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, and subject to the conditions set forth herein, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

THE MERGER

Section 1.1. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), Sub shall be merged with and into the Company at the Effective Time. As a result of the Merger, the separate corporate existence of Sub shall cease and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”).

Section 1.2. Closing. Subject to the provisions of Article VII, the closing of the Merger (the “Closing”) shall take place as soon as possible after, but in any event no later than the second Business Day after, satisfaction or (to the extent permitted by applicable Law and this Agreement) waiver of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by applicable Law and this Agreement) waiver of those conditions); provided, however, that if the Marketing Period has not ended at the time of the satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by applicable Law and this Agreement) waiver of those conditions), the Closing shall occur on the date following the satisfaction or waiver of such conditions that is the earliest to occur of (a) a date during the Marketing Period to be specified by Parent on no fewer than three Business Days’ notice to the Company, (b) the final day of the Marketing Period or (c) such other date as Parent and the Company may agree in writing; provided, further, that in no event shall the Closing occur prior to the Written Consent End Date. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.” The Closing shall be held at the offices of Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York 10017, and take place at 10:00 a.m., New York City time, on the Closing Date unless another place or time is agreed to by Parent and the Company.

Section 1.3. Effective Time. Subject to the provisions of this Agreement, at the Closing, the parties shall cause the Merger to be consummated by filing with the Secretary of State of the State of Delaware a certificate of merger (the “Certificate of Merger”), in such form as required by, and executed and acknowledged by the parties in accordance with, the relevant provisions of the DGCL. The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or at such later time (or subsequent date and time) as Parent and the Company may agree and may specify in the Certificate of Merger (the date and time the Merger becomes effective being hereinafter referred to as the “Effective Time”).

Section 1.4. Effects of the Merger. The Merger shall have the effects set forth herein and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all the property, rights, privileges, immunities, powers and franchises of the Company and Sub shall vest in the Surviving Corporation, and all claims, obligations, debts, liabilities and duties of the Company and Sub shall become the claims, obligations, debts, liabilities and duties of the Surviving Corporation.

Section 1.5. Certificate of Incorporation and Bylaws.

(a) At the Effective Time, the certificate of incorporation of the Company shall be amended and restated to read in its entirety as set forth in Exhibit B, and as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with its terms and the terms hereof and as provided by applicable Law.

(b) The bylaws of the Company in effect at the Effective Time shall be the bylaws of the Surviving Corporation until amended in accordance with applicable Law.

Section 1.6. Directors of the Surviving Corporation. The directors of Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and shall hold office until their respective successors and assigns are duly elected and qualified, or their earlier death, resignation or removal.

Section 1.7. Officers of the Surviving Corporation. The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation.

ARTICLE II

EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE

CONSTITUENT CORPORATIONS

Section 2.1. Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Sub, the Company or any holder of any of the securities of the Company or Sub:

(a) Conversion of Company Common Stock.

(i) Each share of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) issued and outstanding immediately prior to the Effective Time (other than (A) shares of Company Common Stock described in Section 2.1(b) and (B) Dissenting Shares) shall be converted into the right to receive $2.20 in cash (the “Merger Consideration”) payable to the holder thereof, without interest, in the manner provided in Section 2.3.

(ii) At the Effective Time, all issued and outstanding shares of Company Common Stock converted into the right to receive the Merger Consideration pursuant to this Section 2.1(a) shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of (x) a certificate that immediately prior to the Effective Time represented any shares of Company Common Stock converted into the right to receive the Merger Consideration pursuant to this Section 2.1(a) (a “Certificate”) or (y) any shares of Company Common Stock converted into the right to receive the Merger Consideration pursuant to this Section 2.1(a) that are represented by book-entry (“Book-Entry Shares”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration to which such holder is entitled pursuant to this Section 2.1(a), in each case without any interest thereon, in consideration therefor upon surrender of such Certificate in accordance with Section 2.3, in the case of certificated shares, and automatically, in the case of Book-Entry Shares.

(b) Cancellation of Treasury Stock and Parent-Owned Stock. Each issued and outstanding share of Company Common Stock that is directly owned by the Company or Parent immediately prior to the Effective Time shall automatically be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor. Each issued and outstanding share of Company Common Stock that is directly owned by any direct or indirect wholly-owned Subsidiaries of the Company or Parent shall not represent the right to receive the Merger Consideration and shall, at the election of Parent, either (i) convert into shares of a class of common stock of the Surviving Corporation designated by Parent in connection with the Merger or (ii) be cancelled.

(c) Capital Stock of Sub. Each issued and outstanding share of capital stock of Sub outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

(d) Treatment of Stock Options; Equity Share Units; RSUs.

(i) Immediately prior to the Effective Time, each then-outstanding option to purchase shares of Company Common Stock (a “Company Stock Option”) granted under the 1998 Stock Option Plan of Sealy Corporation, the 2004 Stock Option Plan for Key Employees Sealy Corporation and its Subsidiaries, the Amended and Restated Equity Plan for Key Employees of Sealy Corporation and its Subsidiaries, the Second Amended and Restated Equity Plan for Key Employees of Sealy Corporation and its Subsidiaries or the Sealy Directors’ Deferred Compensation Plan (collectively, the “Company Stock Plans”), whether or not vested or exercisable, shall become fully vested and exercisable as of, and contingent upon, the Effective Time, and shall thereupon be converted into the right to receive, and cancelled in consideration for the payment, at or promptly after the Effective Time, an amount in cash equal to the product of (A) the excess, if any, of the Merger Consideration over the applicable exercise price per share of Company Common Stock of such Company Stock Option and (B) the number of shares of Company Common Stock such holder had the right to purchase if such Company Stock Options were fully vested and such holder had exercised such Company Stock Option in full immediately prior to the Effective Time. As of, and contingent upon, the Effective Time, the Company shall take all actions required under the applicable Company Stock Plan and related award agreement granting any Company Stock Option to cause any such Company Stock Options that have an exercise price per share of Company Common Stock which is equal to or greater than the Merger Consideration to be cancelled without further payment.

(ii) Immediately prior to the Effective Time, each then-outstanding equity share unit issued under the Sealy Directors’ Deferred Compensation Plan (each, an “Equity Share Unit”) shall to the extent not previously earned and vested, contingent upon the Effective Time, be deemed earned and vested in full pursuant to the terms of the applicable award document and Company Stock Plan pursuant to which such Equity Share Unit has been granted, and the Surviving Corporation shall pay to each grantee of each Equity Share Unit, at or promptly after the Effective Time, an amount in cash equal to the Merger Consideration for each such Equity Share Unit.

(iii) Immediately prior to the Effective Time, each then-outstanding restricted stock unit (“RSU”) issued under the Second Amended and Restated Equity Plan for Key Employees of Sealy Corporation and its Subsidiaries shall, to the extent not previously earned and vested, contingent upon the Effective Time, be deemed earned and vested in full (including with respect to any additional RSUs that accrete, pro rata through the Effective Time, pursuant to the Accretion Terms (as defined in the applicable RSU award agreement) if applicable, of a given RSU and, the Surviving Corporation shall pay to each grantee of each such vested RSU, at or promptly after the Effective Time, an amount in cash equal to the Merger Consideration for each such RSU; provided, however, that notwithstanding anything herein to the contrary, all amounts payable in respect of a RSU will be paid in accordance with the terms of the Company Stock Plans and the applicable award agreement, to the extent (A) necessary to avoid the imposition of any additional Taxes or penalties in respect thereof pursuant to Section 409A of Code, or (B) required under a payment election made by an individual award holder in respect of the applicable RSU.

(iv) Notwithstanding the foregoing, any amounts payable under this Section 2.1(d) shall be subject to applicable withholding taxes as provided in Section 2.3(f).

(e) Dissenting Shares.

(i) Such shares of Company Common Stock with respect to which appraisal of the fair value of such shares of Company Common Stock shall have been properly demanded in accordance with Section 262 of the DGCL (the “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration at or after the Effective Time, and the holders thereof shall be entitled to only such rights as are granted by Section 262 of the DGCL; provided, however, that if any stockholder of the Company shall fail to perfect or shall effectively waive, withdraw or lose such stockholder’s rights under Section 262 of the DGCL, such stockholder’s Dissenting Shares in respect of which the stockholder would otherwise be entitled to receive payment under Section 262 of the DGCL shall thereupon be deemed to have been converted into the right (if otherwise entitled to receive Merger Consideration pursuant to Section 2.1(a)) to receive the Merger Consideration in accordance with Section 2.1(a) (payable without any interest thereon).

(ii) The Company shall give Parent prompt notice of any written demand for appraisal pursuant to Section 262 of the DGCL and any written withdrawals of such notices and any other instruments or notices delivered to the Company prior to the Effective Time pursuant to Section 262 of the DGCL. The Company shall have the right to direct negotiations and proceedings with respect to demands for appraisal under Section 262 of the DGCL, and Parent shall have the right to participate in such negotiations and proceedings. Prior to the Effective Time, neither the Company nor Parent shall, except with the prior written consent of the other party or as otherwise required by an Order, (A) make any payment or other commitment with respect to any such exercise of appraisal rights, (B) offer to settle or settle any such rights, (C) admit (in writing or otherwise) any liability of the Company with respect to any holder of Dissenting Shares, or (D) waive any failure to timely deliver a written demand for appraisal or timely take any other action to perfect appraisal rights in accordance with the DGCL.

Section 2.2. Treatment of Convertible Notes. Pursuant to the terms of the Convertible Notes Indenture, after the Effective Time and prior to the expiration of the Make-Whole Period (as defined in the Convertible Notes Indenture), each holder of the Convertible Notes, to the extent such holder has not exercised its right to require the Surviving Corporation to repurchase such holder’s Convertible Notes in accordance with the terms of the Convertible Notes and the Convertible Notes Indenture, will be entitled to convert such holder’s Convertible Notes into the right to receive an amount in cash for each $25.00 principal amount of Convertible Notes held by such holder as set forth in (and to be calculated in accordance with the terms of) the Convertible Notes Indenture (such amount, the “Convertible Note Consideration”). The Surviving Corporation (directly or through the Paying Agent) shall pay to each holder of Convertible Notes that so converts the Convertible Note Consideration as soon as practicable following such conversion in accordance with the terms of the Convertible Notes Indenture.

Section 2.3. Exchange of Shares and Convertible Notes.

(a) Prior to the Effective Time, Parent and Sub shall enter into an agreement (in a form reasonably acceptable to the Company) with a paying agent reasonably acceptable to the Company to act as agent (the “Paying Agent”) of the stockholders of the Company and the holders of Convertible Notes for (i) the payment of the Merger Consideration to which the stockholders of the Company shall become entitled pursuant to Section 2.1 and (ii) the payment of the Convertible Note Consideration to which Convertible Note holders shall become entitled pursuant to Section 2.2 and pursuant to the terms of the Convertible Notes Indenture. At or immediately following the Effective Time, Parent shall deposit (or cause to be deposited) with the Paying Agent an amount in cash sufficient to make all payments pursuant to Section 2.1 and Section 2.2 (collectively, the “Payment Fund”). The Payment Fund shall not be used for any purpose other than to fund payments due pursuant to this Article II (or otherwise due to a holder of Convertible Notes in respect of such holder’s Convertible Notes), but the Payment Fund may be invested by the Paying Agent as directed by Parent or Sub, provided that (i) no such investment or losses thereon shall relieve Parent, the Surviving Corporation or the Paying Agent from making the payments required by this Article II or affect the amount of Merger Consideration payable to the holders of Company Common Stock or the amount of Convertible Note Consideration payable to Convertible Note holders, and following any losses Parent or Sub shall promptly provide additional funds to the Paying Agent to add to the Payment Fund for the benefit of the stockholders of the Company and Convertible Note holders in the amount of any such losses and (ii) such investments shall be in short term obligations of the United States of America with maturities of no more than thirty calendar days, short term obligations guaranteed by the United States of America, commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of investment or in one or more other investment categories proposed by Parent and approved by the Company prior to the Effective Time. Any interest or income produced by such investments will be payable to the Surviving Corporation or Parent, as Parent directs.

(b) Promptly after the Effective Time and in any event not later than the third Business Day following the Effective Time, the Surviving Corporation shall cause to be mailed to each record holder, as of the Effective Time, of an outstanding Certificate or outstanding Certificates which have converted into the right to receive the Merger Consideration with respect thereto pursuant to Section 2.1, a form of letter of transmittal (which shall be in customary form and shall specify that delivery shall be effected, and risk of loss and title to the Certificates held by such Person shall pass, only upon proper delivery of Certificates to the Paying Agent) and instructions for use in effecting the surrender of the Certificates. Upon surrender to the Paying Agent of a Certificate, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration for each share of Company Common Stock formerly represented by such Certificate and such Certificate shall then be cancelled. Promptly after the Effective Time and in any event not later than the third Business Day following the Effective Time, the Paying Agent shall issue and deliver to each holder of Book-Entry Shares a check or wire transfer for the amount of cash that such holder is entitled to receive pursuant to Section 2.1 of this Agreement in respect of such Book-Entry Shares, without such holder being required to deliver a Certificate or an executed letter of transmittal to the Paying Agent, and such Book-Entry Shares shall then be cancelled. No interest shall be paid or accrued for the benefit of holders of the Certificates or Book-Entry Shares on the Merger Consideration payable in respect of the Certificates or Book-Entry Shares. In the event of a transfer of ownership of shares of Company Common Stock that is not registered in the transfer records of the Company, it shall be a condition of payment that any Certificate surrendered shall be properly endorsed or shall be otherwise in proper form for transfer or any Book-Entry Share shall be properly transferred and that the Person requesting payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate or Book-Entry Share surrendered or shall have established to the satisfaction of Parent that such Tax either has been paid or is not applicable. Until surrendered as contemplated by this Section 2.3(b), each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration as contemplated by this Article II.

(c) Prior to the Effective Time, Parent and the Company shall cooperate to establish procedures with the Paying Agent and the Depository Trust Company (“DTC”) to ensure that (i) if the Closing occurs at or prior to 11:30 a.m. (New York City time) on the Closing Date, the Paying Agent will transmit to DTC or its nominees on the Closing Date an amount in cash in immediately available funds equal to the number of shares of Company Common Stock held of record by DTC or such nominee immediately prior to the Effective Time multiplied by the Merger Consideration (such amount, the “DTC Payment”), and (ii) if the Closing occurs after 11:30 a.m. (New York City time) on the Closing Date, the Paying Agent will transmit to DTC or its nominees on the first Business Day after the Closing Date an amount in cash in immediately available funds equal to the DTC Payment.

(d) At any time following the date that is (i) forty Business Days after the Effective Time, Parent shall be entitled to require the Paying Agent to deliver to it or its designees any funds (including any interest received with respect thereto) that have been made available to the Paying Agent for payment of the Convertible Note Consideration and that have not been disbursed to holders of Convertible Notes and (ii) twelve months after the Effective Time, Parent shall be entitled to require the Paying Agent to deliver to it or its designee any funds (including any interest received with respect thereto) that have been made available to the Paying Agent for payment of the Merger Consideration and that have not been disbursed to holders of Certificates or Book-Entry Shares and thereafter such holders shall be entitled to look to the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) only as general creditors thereof with respect to the Merger Consideration payable upon due surrender of their Certificates and Book-Entry Shares. The Surviving Corporation shall pay all charges and expenses, including those of the Paying Agent, in connection with the exchange of shares of Company Common Stock for the Merger Consideration. Notwithstanding any provision of this Agreement to the contrary, none of the parties hereto, the Surviving Corporation or the Paying Agent shall be liable to any Person for Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. All cash paid upon the surrender of Certificates in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock formerly represented by such Certificates.

(e) At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for transfer, subject to applicable Law in the case of Dissenting Shares, such Certificates shall be cancelled and exchanged for the consideration provided for, and in accordance with the procedures set forth in, this Article II.

(f) Notwithstanding anything in this Agreement to the contrary, Parent, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement any amount as may be required to be deducted and withheld with respect to the making of such payment under applicable Tax Laws. To the extent that amounts are so withheld by Parent, the Surviving Corporation or the Paying Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made by Parent, the Surviving Corporation or the Paying Agent.

(g) In the event that any Certificate shall have been lost, stolen or destroyed, upon the holder’s compliance with the replacement requirements established by the Paying Agent, including making an affidavit to that effect and, if necessary, the posting by the holder of a bond in customary amount as indemnity against any claim that may be made against it or the Surviving Corporation with respect to the Certificate, the Paying Agent will deliver in exchange for the lost, stolen or destroyed Certificate the applicable Merger Consideration payable in respect of the shares of Company Common Stock represented by such Certificate pursuant to this Article II.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in (a) the Company SEC Documents filed with the SEC and made publicly available on or after November 29, 2010 and at least three Business Days prior to the date of this Agreement (excluding, in each case, any disclosures set forth in any risk factor section or in any similar section to the extent that they are forward-looking statements or cautionary, predictive or forward-looking in nature); provided, however, that the exception provided for in this clause (a) shall be applied with respect to a particular representation or warranty if, and only if, the nature and content of the applicable disclosure in any such document is reasonably specific as to the matters and items which are the subject of such representation or warranty, or (b) the disclosure letter delivered by the Company to Parent concurrently with the execution of this Agreement (the “Company Disclosure Letter”) (it being understood and agreed that disclosure of any event, item or occurrence set forth in the Company Disclosure Letter shall apply to, qualify or modify the Section or subsection to which it corresponds and each of the other Sections or subsections of this Agreement to the extent the relevance of such disclosure to such other Section or subsection is reasonably apparent from the text and nature of such disclosure), the Company hereby represents and warrants to Parent and Sub as set forth in this Article III.

Section 3.1. Qualification; Organization. The Company is duly incorporated, validly existing and in good standing under the Laws of the State of Delaware, and has all requisite corporate power and authority to own, lease, license and operate its assets, rights and properties and to carry on the Business as currently conducted. The Company is duly licensed and qualified to do business and is in good standing (or equivalent status) in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary, except where the failure to be so qualified, licensed or in good standing (or equivalent status) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has made available to Parent copies of the Organizational Documents of the Company, and each such copy is true, correct and complete, and each such instrument is in full force and effect. The Company is not in material violation of its Organizational Documents.

Section 3.2. Authority.

(a) The Company has all requisite corporate power and authority to enter into this Agreement and, subject to obtaining the Company Stockholder Approval, to consummate the transactions contemplated hereby, including the Merger. The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary and proper corporate action on the part of the Company and no other corporate action on the part of the Company is necessary to authorize the execution, delivery and performance by the Company of this Agreement and the consummation by it of the transactions contemplated hereby, including the Merger (other than the adoption of this Agreement by the affirmative vote or written consent of the holders of at least a majority of the outstanding shares of Company Common Stock (the “Company Stockholder Approval”) and the filing with the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DGCL). The affirmative vote or written consent of the holders of at least a majority of the outstanding shares of Company Common Stock is the only vote of the holders of any class or series of capital stock of the Company necessary to adopt this Agreement and approve and authorize the Merger and the other transactions contemplated by this Agreement.

(b) This Agreement has been duly executed and delivered by the Company and, assuming the valid execution and delivery by the other parties hereto, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws relating to or affecting the enforcement of creditors’ rights in general and by general principles of equity (regardless of whether enforcement is sought in equity or at Law).

(c) The Company Board has unanimously (i) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement and to consummate the transactions contemplated hereby, including the Merger, (ii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, upon the terms and subject to the conditions set forth in this Agreement and (iii) resolved to recommend that the holders of shares of Company Common Stock adopt this Agreement (the “Company Board Recommendation”).

Section 3.3. Non-Contravention. The execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and obligations hereunder and the consummation by the Company of the transactions contemplated hereby do not and will not (a) violate or conflict with any provision of the Organizational Documents of the Company or any of its Subsidiaries, (b) except as set forth in Section 3.3 of the Company Disclosure Letter, violate, conflict with, or result in the breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, any Material Contract or any other Contract to which the Company or any of its Subsidiaries is a party or by which any of their assets are bound, (c) subject to obtaining the Company Stockholder Approval, violate or conflict with in any material respect any Law or Order applicable to the Company or any of its Subsidiaries or by which any of their properties, rights or assets are bound, or (d) result in the creation of any Lien (other than Permitted Liens) upon any of the assets, rights or properties of the Company or any of its Subsidiaries, except, in the case of each of clauses (b), (c) and (d) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or Liens that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.4. Governmental Approvals. The execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and obligations hereunder and the consummation by the Company of the transactions contemplated hereby do not and will not require any Consent of any governmental or regulatory (including stock exchange) authority, agency, court or other judicial body, commission or other governmental body (each, a “Governmental Entity”), except for (a) applicable requirements of the Exchange Act (including the filing of the Information Statement) and state securities, takeover and “blue sky” laws, (b) the filing of a premerger notification and report form by the Company under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the filings and receipt, termination or expiration, as applicable, of such other approvals or waiting periods as may be required under any other applicable competition, merger control, antitrust or similar Law of any jurisdiction (“Foreign Merger Control Laws”), (c) the filing with the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DGCL and (d) any such Consent the failure of which to make or obtain would not (i) prevent or materially delay the Company from performing its obligations under this Agreement in any material respect or (ii) reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There are no Anti-Takeover provisions in the Company’s Organizational Documents.

Section 3.5. Capitalization.

(a) The authorized capital stock of the Company consists of (i) 600,000,000 shares of Company Common Stock and (ii) 50,000,000 shares of preferred stock, par value $0.01 per share (the “Company Preferred Stock”).

(b) As of September 25, 2012 (the “Capitalization Date”), (i) 104,692,575 shares of Company Common Stock were issued and outstanding (which number includes 610,164 shares of Company Common Stock held by the Company in its treasury) and (ii) no shares of Company Preferred Stock were issued and outstanding. Since the Capitalization Date to the date of this Agreement, there have been no issuances of capital stock of the Company except upon exercise of Company Stock Options described in Section 3.5(c). The outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid and nonassessable and free of any preemptive rights and were issued in compliance in all material respects with all applicable federal and state securities laws.

(c) As of the Capitalization Date, 6,464,456 shares of Company Common Stock were reserved for issuance under the Company Stock Plans in connection with the exercise of outstanding Company Stock Options. As of the Capitalization Date, there were outstanding Company Stock Options to purchase 6,464,456 shares of Company Common Stock. Section 3.5(c) of the Company Disclosure Letter sets forth, with respect to each tranche of Company Stock Options, the Company Stock Plan under which such tranche of Company Stock Options was granted, the number of shares of Company Common Stock issuable under such tranche of Company Stock Options and the exercise price therefor. Since the Capitalization Date, the Company has not granted, committed to grant or otherwise created or assumed any obligation with respect to any Company Stock Options, other than as permitted by Section 5.1(b). All grants of Company Stock Options were validly issued and properly approved by the Company Board (or a committee thereof) in accordance with all applicable Law. With respect to the Company Stock Options, (i) each grant of a Company Stock Option was duly authorized no later than the date on which the grant of such Company Stock Option was by its terms to be effective (the “Grant Date”) by all necessary corporate action, including, as applicable, approval by the Company Board (or a duly constituted and authorized committee thereof), or a duly authorized delegate thereof, and any required shareholder approval by the necessary number of votes or written consents, and the award agreement governing such grant (if any) was duly executed and delivered by each party thereto no later than the Grant Date, (ii) each such grant was made in accordance with the terms of the applicable Company Stock Plan, the Exchange Act and all other applicable Law, including the rules of the New York Stock Exchange, and (iii) the per share exercise price of each Company Stock Option was not less than the fair market value of a share of Company Common Stock on the applicable Grant Date. The Company has not granted, and there is no and has been no Company policy or practice to grant, Company Stock Options prior to, or otherwise coordinate the grant of Company Stock Options with, the release or other public announcement of material information regarding the Company or any of its Subsidiaries or their financial results or prospects. No outstanding Company Stock Option, RSU, or Equity Share Unit has been granted pursuant to an agreement which contains terms that conflict with the terms set forth on Section 3.5(c), (d), or (e) and the award agreements set forth on Section 3.15(a) of the Company Disclosure Letter.

(d) As of the Capitalization Date, an aggregate of 624,514.5454 Equity Share Units were outstanding. Section 3.5(d) of the Company Disclosure Letter sets forth, with respect to the Equity Share Units that are outstanding, the Company Stock Plan under which such Equity Share Units were granted, the number of units issuable under such Equity Share Units and the total number of outstanding Equity Share Units. Since the Capitalization Date, the Company has not granted, committed to grant or otherwise created or assumed any obligation with respect to any Equity Share Unit, other than as permitted by Section 5.1(b). All grants of Equity Share Units were validly issued and properly approved by the Company Board (or a committee thereof) in accordance with all applicable Law.

(e) As of the Capitalization Date, an aggregate of 5,988,009 RSUs were outstanding. Section 3.5(e) of the Company Disclosure Letter sets forth, with respect to each tranche of such RSUs, the Company Stock Plan under which such tranche of RSUs was granted, the number of units issuable under such tranche of RSUs and the total number of such unvested RSUs. Since the Capitalization Date, the Company has not granted, committed to grant or otherwise created or assumed any obligation with respect to any RSU, other than as permitted by Section 5.1(b). All grants of RSUs were validly issued and properly approved by the Company Board (or a committee thereof) in accordance with all applicable Law.

(f) As of the Capitalization Date, 221,158,563 shares of Company Common Stock were reserved and available for issuance upon conversion of the Company Convertible Notes.

(g) Except as set forth in this Section 3.5 or Section 3.5(g) of the Company Disclosure Letter, as of the date of this Agreement, except with respect to shares of Company Common Stock issued upon the exercise of Company Stock Options or issued upon the vesting and/or settlement of Equity Share Units and/or RSUs, in each case, subsequent to the Capitalization Date, there were no (i) outstanding shares of capital stock or other voting securities of the Company, (ii) securities of the Company or its Subsidiaries convertible into or exchangeable for shares of capital stock or voting securities of the Company, (iii) options, warrants, calls, phantom stock or other rights to acquire from the Company or its Subsidiaries, or obligation of the Company or its Subsidiaries to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company (the items in clauses (i), (ii) and (iii) are referred to collectively as “Company Securities”), or (iv) outstanding obligations of the Company or any Subsidiary of the Company to repurchase, redeem or otherwise acquire any Company Securities. Except (x) as set forth in Section 3.5(g) of the Company Disclosure Letter or (y) in connection with the repurchase or acquisition of Company Common Stock pursuant to the terms of Company Stock Plans, neither the Company nor any of its Subsidiaries is a party to any Contract that (i) obligates the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities, (ii) relates to the voting or transfer of, requires registration of, or grants any preemptive rights, anti-dilutive rights, rights of first refusal or other similar rights with respect to, any Company Securities or (iii) otherwise relates to, creates, establishes or defines the terms and conditions of, any Company Securities. There are no director, independent contractor, or employee stock incentive plans or arrangements of the Company, other than the Company Stock Plans, under which any Company Securities are outstanding.

Section 3.6. Subsidiaries; Joint Ventures.

(a) All equity interests of the Company’s Subsidiaries are owned by the Company or another wholly-owned Subsidiary of the Company (other than nominal director or nominating shares issued by foreign

Subsidiaries) free and clear of all Liens (other than Permitted Liens and Liens arising under applicable securities laws). Except as provided in Section 3.6(a) of the Company Disclosure Letter, as of the date hereof, except for the Company’s Subsidiaries, the Company does not own any capital stock of or other equity interest in, or any interest convertible into or exercisable or exchangeable for any capital stock of or other equity interest in, any other Person. Each of the outstanding equity interests of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable (in each case, to the extent applicable) and not subject to preemptive or similar rights other than any rights that may accrue in favor of the Company or its wholly-owned Subsidiaries. Section 3.6(a) of the Company Disclosure Letter sets forth each Subsidiary of the Company as of the date hereof. There are no outstanding (i) securities of the Company or its Subsidiaries convertible into or exchangeable for shares of capital stock or voting securities of the Company’s Subsidiaries or (ii) options or other rights to acquire from the Company’s Subsidiaries, and no obligation of the Company’s Subsidiaries to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company’s Subsidiaries.

(b) Except as set forth in Section 3.6(b) of the Company Disclosure Letter, the Company or its Subsidiaries own all of the outstanding shares of capital stock of, and other equity or voting securities in each Joint Venture, free and clear of all Liens (other than Permitted Liens and Liens arising under applicable securities laws). For each Joint Venture indicated in Section 3.6(b) of the Company Disclosure Letter, the Company has made available to Parent true and correct copies of (i) the Organizational Documents of such Joint Venture which were approved by the Company (ii) certain books and records of such Joint Venture evidencing the Company’s direct or indirect ownership interest in such Joint Venture and the operative agreement for such Joint Venture which was approved by the Company. To the knowledge of the Company, except as set forth in Section 3.6(b) of the Company Disclosure Letter, there are no outstanding options or other rights to acquire from any of the Joint Ventures, and no obligation of the Joint Ventures to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of any of the Joint Ventures.

Section 3.7. Company SEC Documents and Financial Statements; No Undisclosed Liabilities.

(a) The Company has filed or furnished (as applicable) with the Securities and Exchange Commission (the “SEC”) all forms, reports, schedules, statements and other documents required by it to be filed or furnished (as applicable) since and including November 30, 2009 under the Exchange Act or the Securities Act of 1933, as amended (together with the rules and regulations promulgated thereunder, the “Securities Act”) (all such forms, reports, schedules, statements and other documents filed by the Company with the SEC since November 30, 2009, together with all amendments thereto and including all exhibits and schedules thereto and documents incorporated by reference therein, collectively, the “Company SEC Documents”). Each of the Company SEC Documents, as of its respective date, or if amended prior to the date hereof, as of the date of such amendment, complied as to form in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, each as in effect on the date so filed. As of their respective filing dates or, in the case of Company SEC Documents that are registration statements filed pursuant to the Securities Act, as of their respective effective dates, the Company SEC Documents did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, except to the extent that the information in such Company SEC Document has been amended or superseded by a later Company SEC Document filed prior to the date hereof.

(b) The consolidated financial statements (including all related notes and schedules) of the Company and its Subsidiaries included in the Company SEC Documents present fairly in all material respects the consolidated financial position of the Company and its Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end or period-end adjustments and to any other adjustments described therein, including the notes thereto) and were prepared in conformity with United States generally accepted accounting principles (“GAAP”) (except, in the case of the unaudited statements, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be expressly indicated therein or in the notes thereto). No Subsidiary of the Company is subject to periodic reporting requirements of the Exchange Act.

(c) The Company maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in reports filed or submitted under the Exchange Act (i) is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC and (ii) is accumulated and communicated to the Company’s management, including its principal executive officer and its principal financial officer, as appropriate to allow timely decisions regarding disclosure. Since November 30, 2009, the Company has disclosed to the Company’s auditors and the audit committee of the Company Board (A) any significant deficiencies and material weaknesses of which it became aware in the design or operation of its internal controls over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, of which it became aware that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. The Company has made available to Parent all such disclosures made by management to the Company’s auditors and audit committee from November 30, 2009 to the date of this Agreement. Since November 30, 2009, none of the independent public accountants of the Company or any Subsidiary of the Company has resigned or been dismissed as independent public accountant of the Company or any Subsidiary of the Company as a result of or in connection with any disagreement with the Company or any Subsidiary of the Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure. Since November 30, 2009, neither the Company nor any of its Subsidiaries has made any prohibited loans to any executive officer of the Company (as defined in Rule 3b-7 under the Exchange Act) or director of the Company. Since November 30, 2009, subject to any applicable grace periods, the Company has been and is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”).

(d) Except (i) as reflected, accrued or reserved against in (x) the Company’s audited consolidated balance sheet as of November 27, 2011 (or the notes thereto) included in the Company’s Annual Report on Form 10-K filed prior to the date of this Agreement for the fiscal year ended November 27, 2011 and (y) the Company’s consolidated balance sheet as of May 27, 2012 (or the notes thereto) included in the Company’s Quarterly Report on Form 10-Q filed prior to the date of this Agreement for the fiscal quarter ended May 27, 2012, (ii) for liabilities or obligations which have been discharged or paid in full prior to the date of this Agreement, (iii) for liabilities or obligations incurred in the ordinary course of business consistent with past practice since May 27, 2012 which have not, individually or in the aggregate, had and would not reasonably be expected to have a Company Material Adverse Effect, (iv) for liabilities incurred in the ordinary course of business consistent with past practice under the terms of any Contracts (other than liabilities arising from or related to (A) any breach or default thereof or (B) the payment of liquidated damages) binding upon the Company or any of its Subsidiaries, which liabilities, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect and (v) for liabilities or obligations incurred pursuant to the transactions contemplated by this Agreement, neither the Company nor any of its Subsidiaries has any liabilities, commitments or obligations, asserted or unasserted, known or unknown, absolute or contingent, whether or not accrued, matured or un-matured, other than those which have not, individually or in the aggregate, had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.8. Absence of Certain Changes.

(a) Since November 28, 2011 through the date hereof, the Business has been conducted, in all material respects, in the ordinary course consistent with past practice.

(b) Since November 28, 2011, there has not been any event, change, occurrence, development or effect which has had or would be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Since November 28, 2011 through the date hereof, except as set forth in Section 3.8 of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has taken any action that, if taken after the date of this Agreement, would require Parent’s consent pursuant to Sections 5.1(b)(iii), 5.1(b)(v), 5.1(b)(vi), 5.1(b)(xi) or 5.1(b)(xii).

Section 3.9. Tax Matters. Except as set forth in Section 3.9 of the Company Disclosure Letter, and except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (a) all Tax Returns required to be filed by the Company and its Subsidiaries prior to the date hereof have been filed (except those under valid extension) and are true, correct and complete in all material respects, (b) all Taxes of the Company and its Subsidiaries that are due and payable (whether or not shown on such Tax Returns) have been timely paid in full or, where payment is not yet due, adequately provided for on the most recent financial statements included in the Company SEC Documents filed prior to the date hereof, (c) no deficiencies for any Taxes have been proposed or assessed in writing against or with respect to any Taxes of the Company or any of its Subsidiaries, and there is no outstanding audit, assessment, dispute or claim concerning any Tax liability of the Company or any of its Subsidiaries pending or raised by an authority in writing, (d) no written claim has ever been made by any Governmental Entity in a jurisdiction where neither the Company nor any of its Subsidiaries files Tax Returns that it is or may be subject to taxation by that jurisdiction, (e) there are no Liens for Taxes (other than Taxes not yet due and payable or Taxes being contested in good faith) upon any of the assets of the Company or any of its Subsidiaries, (f) neither the Company nor any of its Subsidiaries (i) has been a member of an affiliated group filing a consolidated federal income Tax return (other than a group the common parent of which was the Company), (ii) has any liability for the Taxes of any Person (other than the Company, or any Subsidiary of the Company) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law) or as a transferee or successor, by contract, or otherwise or (iii) is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement the parties to which consist exclusively of the Company and its Subsidiaries), (g) neither the Company nor any of its Subsidiaries has been either a “distributing corporation” or a “controlled corporation” in a distribution occurring during the last two years in which the parties to such distribution treated the distribution as one to which Section 355 of the Code is applicable, (h) all Taxes required to be withheld, collected or deposited by or with respect to Company and each of its Subsidiaries have been timely withheld, collected or deposited as the case may be, and to the extent required, have been paid to the relevant taxing authority, (i) no closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or foreign law) has been entered into by or with respect to the Company or any of its Subsidiaries, and no taxing authority has issued to the Company or any of its Subsidiaries any ruling which has continuing effect, (j) as of the date of this Agreement, neither the Company nor any of its Subsidiaries has granted any waiver of any federal, state, local or foreign statute of limitations with respect to, or any extension of a period for the assessment of, any material income Tax, in each case, that is currently in effect, (k) neither the Company nor any of its Subsidiaries has agreed or is required to make any adjustments pursuant to Section 481(a) of the Code or any similar provision of state, local or foreign law by reason of a change in accounting method initiated by it or any other relevant party and neither the Company nor any of its Subsidiaries has received any notification in writing that the IRS has proposed any such adjustment or change in accounting method, nor has any application pending with any Governmental Entity requesting permission for any changes in accounting methods that relate to the business or assets of the Company or any of its Subsidiaries, (l) neither the Company nor any of its Subsidiaries will be required to include amounts in income, or exclude items of deduction, in a taxable period beginning after the Closing Date as a result of (i) a change in method of accounting occurring prior to the Closing Date, (ii) an installment sale or open transaction arising in a taxable period (or portion thereof) ending on or before the Closing Date, (iii) a prepaid amount received, or paid, prior to the Closing Date, (iv) deferred gains arising prior to the Closing Date, or (v) election under Section 108(i) of the Code or any similar provision of state, local or foreign law, (m) neither the Company nor any of its Subsidiaries has engaged in any “listed transaction” under Section 6011 of the Code and the regulations thereunder, and (n) neither the Company nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(l)(A)(ii) of the Code.

Section 3.10. Assets and Properties. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, the Company or a Subsidiary of the Company owns and has good and valid marketable fee simple title to all of their respective owned real property (if any) and to all of the buildings, structures and other improvements thereon, and good title to all of its tangible personal property and has valid leasehold interests in all of its leased properties, sufficient to conduct their respective businesses as currently conducted, free and clear of all Liens (other than Permitted Liens); provided that no representation is made under this Section 3.10 with respect to any Intellectual Property.

Section 3.11. Material Contracts; Customer Contracts.

(a) Except for this Agreement, except for the Contracts filed as exhibits to the Company SEC Documents filed at least three Business Days prior to the date hereof and except as set forth in Section 3.11 of the Company Disclosure Letter, as of the date hereof, neither the Company nor any of its Subsidiaries is a party to or bound by any Contract:

(i) that is a material contract (as defined in Item 601(b)(10) of Regulation S-K of the SEC) in effect on the date of this Agreement;

(ii) that is a Contract pursuant to which (x) the Company or any of its Subsidiaries is licensed to use, or granted any other rights in, any Intellectual Property (other than non-exclusive, off-the-shelf software licenses or licenses covering other software licensed pursuant to a software “shrink wrap,” “click wrap,” or “click-through” license) or (y) a Person, other than a distributor of the Company’s products, is licensed to use, or granted any other rights in, any Intellectual Property owned by the Company or any of its Subsidiaries, in each case of clauses (x) and (y), where such agreement or Intellectual Property has a value of, or results in aggregate payments in excess of, $1 million;

(iii) that provides for borrowings, other extensions of credit or guarantees in excess of $1 million;

(iv) that contains provisions that prohibit the Company or any of its Subsidiaries (or, following the Closing, would purport to prohibit Parent or any of its Affiliates) from (A) competing either (x) in any material line of business or in any material geographic area or (y) with respect to material products, services or channels of distribution, (B) engaging in any material line of business or limiting or prohibiting the right of the Company or its Subsidiaries from distributing or offering any material products or services, or (C) levying a material fine, charge or other payment for doing any of the foregoing;

(v) that restricts or prohibits (A) the payment of dividends or distributions in respect of the capital stock of the Company or any of its Subsidiaries, (B) the pledging of capital stock of the Company or any Subsidiary of the Company, (C) the granting of a security interest and lien on the assets of the Company or any Subsidiary of the Company or (D) the issuance of guarantees by the Company or any Subsidiary of the Company;

(vi) with respect to a joint venture, partnership, limited liability company or other similar agreement or arrangement, related to the formation, creation, operation, management or control of any partnership or joint venture that is material to the business of the Company and the Subsidiaries, taken as a whole, or in which the Company or any of its Subsidiaries owns more than a twenty percent voting or economic interest (each a “Joint Venture”),

(vii) with a customer of the Company or any of its Subsidiaries that (A) involved payments to the Company and its Subsidiaries in excess of $5 million during the twelve month period ended August 31, 2012 or (b) if entered into after August 31, 2011, would, based on the payments to the Company and its Subsidiaries during the period since commencement of such Contract, result in annualized payments in excess of $5 million,

(viii) with a supplier of the Company or any of its Subsidiaries that (A) involved payments by the Company and its Subsidiaries in excess of $5 million during the twelve month period ended

August 31, 2012 or (B) that, if entered into after August 31, 2011, would, based on the payments by the Company and its Subsidiaries during the period since commencement of such Contract, result in annualized payments in excess of $5 million,

(ix) with respect to employment, compensation or indemnification with respect to a director or executive officer of the Company or any of its Subsidiaries,

(x) that provides for any “most favored nation” or equivalent pricing provisions, exclusivity or similar obligations to which the Company or any of its Subsidiaries is subject or a beneficiary thereof,

(xi) that would, or would reasonably be expected to, individually or in the aggregate, prevent materially delay or materially impede the Company’s ability to consummate the transactions contemplated by this Agreement,

(xii) with respect to indemnification relating to environmental matters provided or received by the Company or any of its Subsidiaries, or

(xiii) for the lease or sublease (as leasee, lessor, sublessee or sublessor) of real property, other than with respect to any lease or sublease requiring payments of less than $1 million per year.

Each Contract of the type described in this Section 3.11(a), whether or not set forth in Section 3.11 of the Company Disclosure Letter, is referred to herein as a “Material Contract”. The Company has made available to Parent, as of the date hereof, true and correct copies (subject to customary redactions) of all Material Contracts and/or such Material Contracts (including all exhibits and schedules) have been filed with the SEC since November 29, 2009 and prior to the date hereof and are publicly available.

(b) Except as set forth in Section 3.11(b) of the Company Disclosure Letter and except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) each Material Contract is valid and binding on the Company or one of its Subsidiaries and in full force and effect (except to the extent that any Material Contract expires in accordance with its terms), (ii) the Company and each of its Subsidiaries has performed all obligations required to be performed by it to date under each Material Contract, (iii) no event or condition exists which constitutes, or after notice or lapse of time or both would constitute, a default on the part of the Company or any of its Subsidiaries under any Material Contract and (iv) no other party to such Material Contract is, to the knowledge of the Company, in default in any respect thereunder.

Section 3.12. Litigation. Except as set forth in Section 3.12 of the Company Disclosure Letter, (a) as of the date hereof, there are no settlement agreements or similar written agreements with any Governmental Entity, and no Order, in each case, to which the Company or any of its Subsidiaries or, to the knowledge of the Company, one of its Joint Ventures is party or, to the knowledge of the Company, by which the Company or any of its Subsidiaries or Joint Ventures or any assets, rights or properties thereof are bound that is in effect, (b) there are no Actions pending against the Company or any of its Subsidiaries or, to the knowledge of the Company, any of its Joint Ventures, and (c) to the knowledge of the Company, there are no Actions threatened against the Company or any of its Subsidiaries or any of its Joint Ventures or, to the knowledge of the Company, affecting the assets, rights or properties of the Company or any of its Subsidiaries, that, in respect of clause (a), (b) or (c) above, would reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect.

Section 3.13. Environmental Matters.

(a) Except as set forth in Section 3.13(a) of the Company Disclosure Letter or as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect: (i) the Company and each of its Subsidiaries are, and at all times since November 30, 2008 have been, in compliance with all applicable Environmental Laws, including the possession of and compliance with all applicable Environmental Permits; and (ii) the Company has not caused, and, to the knowledge of the Company, there have not been any releases or threatened releases of Hazardous Materials, at, on or from any location currently owned, leased or operated by the Company or any of its Subsidiaries or formerly owned, leased or operated by the Company or any of its Subsidiaries during the time of such ownership, leasing or operation, in any case under circumstances that would reasonably be expected to result in liability of the Company or any of its Subsidiaries under any applicable Environmental Laws.

(b) Except as set forth in Section 3.13(b) of the Company Disclosure Letter or as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect: (i) neither the Company nor any of its Subsidiaries has received from a Governmental Entity or any other Person a written request for information pursuant to Section 104(e) of the Comprehensive Environmental Response, Compensation and Liability Act of 1980 or similar provision of any analogous state, local or foreign statute, or any written notification alleging that it is liable or potentially liable for any release or threatened release of Hazardous Materials at any location currently or formerly owned, leased or operated by the Company or any of its Subsidiaries; and (ii) neither the Company nor any of its Subsidiaries has received a written claim or written complaint that remains outstanding, or is currently subject to any Action, alleging violation by the Company or any of its Subsidiaries under applicable Environmental Laws or alleging other liabilities or obligations under applicable Environmental Laws, and to the knowledge of the Company, no such matter has been threatened in writing against the Company or any of its Subsidiaries.

Section 3.14. Compliance with Applicable Law; Permits.

(a) Except as set forth in Section 3.14(a) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries, nor to the knowledge of the Company, any Joint Venture, is, and since November 30, 2008 none have been, in violation of any Law applicable to the Company or any of its Subsidiaries or Joint Ventures by which the Company’s or any of its Subsidiaries’ or Joint Ventures’ respective properties are bound, except for any such violation which would not, individually or in the aggregate, have a Company Material Adverse Effect.

(b) Except as set forth in Section 3.14(b) of the Company Disclosure Letter, the Company and its Subsidiaries, and, to the knowledge of the Company, its Joint Ventures, have all permits, licenses, authorizations, exemptions, orders, consents, approvals, clearances and franchises from Governmental Entities (“Company Permits”) required to conduct their respective businesses as now being conducted or to own, lease or operate their properties, and all Company Permits are in full force and effect and no Action that may result in cancellation or suspension of any Company Permit is pending or has been threatened in writing, except for any such Company Permit, the failure to have or be in full force and effect or the cancellation or suspension of which, would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(c) Except as would not, individually or in the aggregate, be expected to have a Company Material Adverse Effect, (i) neither the Company nor any of its Subsidiaries, and to the knowledge of the Company, its Joint Ventures, nor, to the knowledge of the Company, any Representative of the Company or any of its Subsidiaries, or any of its Joint Ventures, in such Representative’s capacity as such, has violated the Foreign Corrupt Practices Act or the anticorruption laws of any jurisdiction where the Company or its Subsidiaries or Joint Ventures does business, (ii) each of the Company and its Subsidiaries and, to the knowledge of the Company, its Joint Ventures has at all relevant times complied with all Laws relating to export control and trade sanctions or embargoes, and possesses all Company Permits required in order to comply with such Laws and (iii) neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, its Joint Ventures, has violated the antiboycott prohibitions contained in 50 U.S.C. Sections 2401 et seq. or taken any action that can be penalized under Section 999 of the Code.

(d) Neither the Company nor any of its Subsidiaries is an “investment company” within the meaning of the Investment Company Act of 1940, as amended, and the rules and regulations promulgated by the SEC thereunder.

(e) This Section 3.14 does not relate to employee benefit matters, which are the subject of Section 3.15, or Taxes, which are the subject of Section 3.9.

Section 3.15. Employee Benefit Plans.

(a) Section 3.15(a) and Section 3.15(f) of the Company Disclosure Letter contains a true and complete list, as of the date of this Agreement, of each material Company Plan. For purposes of this Agreement, “Company Plan” means any “employee benefit plan” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), including any “multiemployer plan” within the meaning of Section 3(37) of ERISA), and any other pension, retirement, stock purchase, stock option or other equity-based compensation, incentive, fringe benefit, compensation, severance, employment, change-in-control, bonus, deferred compensation, employee loan, health and welfare, vacation or sick pay or other employee benefit plan, agreement, program, policy or other arrangement, whether or not subject to ERISA or the applicable Laws of another jurisdiction, and whether formal or informal, written or oral, (i) which are contributed to, sponsored by or maintained by the Company or any of its Subsidiaries for the benefit of any active or terminated director, officer, consultant or employee, or (ii) under which the Company or any of its Subsidiaries has any present or future liability (including any Foreign Benefit Plans), including but not limited to by reason of being or having been treated as a single employer with any other person (any such person, an “ERISA Affiliate”) under Section 414 of the Code or Section 4001(b) of ERISA.

(b) With respect to each Company Plan listed in Section 3.15(a) and Section 3.15(f) of the Company Disclosure Letter, the Company has provided to Parent a current, accurate and complete copy thereof (or, if a plan is not written, an accurate written description thereof) and, to the extent applicable, (i) any related trust agreement or other funding instrument, (ii) the most recent determination or opinion letter, if any, received from the Internal Revenue Service and any material governmental advisory opinions, rulings, compliance statements, closing agreements specific to such Company Plan, and pending requests for any of the foregoing, (iii) any summary plan description and other material written communications by the Company or its Subsidiaries concerning the extent of the benefits provided under a Company Plan, (iv) a summary of any material proposed amendments or changes anticipated to be made to the Company Plans at any time within the twelve months immediately following the date hereof, and (v) for the most recent plan year (A) the Form 5500 and attached schedules, (B) audited financial statements and (C) actuarial valuation reports, if applicable. With respect to each Company Plan listed in Section 3.15(a) of the Company Disclosure Letter which is a multiemployer plan, the Company has previously provided to Parent or made available copies of all material documents and other material information received by the Company or any Subsidiary or ERISA Affiliate from each multiemployer plan (or any of its agents) to which the Company or such Subsidiary or ERISA Affiliate contributes pertaining to the Company’s or such Subsidiary or ERISA Affiliate’s obligations under such plan, including any materials pertaining to the computation of any material liability that may be imposed upon a cessation of or reduction in contributions thereto.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect: (i) each Company Plan other than a multiemployer plan has been established and has heretofore been maintained, operated and administered in accordance with its terms and in compliance with the applicable provisions of ERISA, the Code, and other applicable Laws and (ii) no claims or Actions (other than routine claims for benefits in the ordinary course) are pending or, to the knowledge of the Company, threatened relating to or otherwise in connection with any Company Plan, including, to the knowledge of the Company, concerning or related to any fiduciary or service provider thereof and, to the knowledge of the Company, there is no basis for any such legal action, proceeding or investigation, and (iii) no Company Plan nor, to the knowledge of the Company, any person who is a party in interest in respect of an Company Plan within the meaning of Section 3(14) of ERISA with respect thereof, has engaged in a prohibited transaction which could subject the Company directly or indirectly to liability under Section 409 or 502(i) of ERISA or Section 4975 of the Code and no Company Plan has engaged in any similar transaction which could subject the Company or its Subsidiaries directly or indirectly to liability under any other applicable Laws similar in nature to such sections of ERISA or the Code, respectively. Each Company Plan other than a multiemployer plan (and to the knowledge of the Company, each multiemployer plan), which is intended to be qualified under Section 401(a) of the Code has received a determination letter to that effect and nothing has occurred, whether by action or failure to act, that could reasonably be expected to cause the loss of such qualification. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, with respect to each Company Plan that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code: (A) no such Company Plan has failed to satisfy the minimum funding standard (within the meaning of Sections 412 and 430 of the Code or Section 302 of ERISA) applicable to such Company Plan, whether or not waived and no application for a waiver of the minimum funding standard with respect to any Company Plan has been submitted; (B) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred; (C) no liability, contingent or otherwise, (other than for premiums to the Pension Benefit Guaranty Corporation (the “PBGC”)) under Title IV of ERISA has been or is expected to be incurred by the Company or any of its Subsidiaries, including in connection with the transactions contemplated by this Agreement, and further including on account of a discontinuance or reduction in contributions thereto; (D) the PBGC has not instituted proceedings to terminate any such plan or made any inquiry which would reasonably be expected to lead to termination of any Company Plan, and, no condition exists that presents a risk that such proceedings will be instituted or which would constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any such plan; (E) no such Company Plan is, or is expected to be, in “at-risk” status (as defined in Section 303(i)(4) of ERISA or Section 430(i)(4) of the Code); and (F) neither the Company or any of its Subsidiaries or ERISA Affiliates has incurred a reduction in contributions such that if the current rate of contributions continues, a seventy-percent decline in contributions (as defined in Section 4205 of ERISA) will occur within the next three plan years. With respect to any multiemployer plan to which the Company or any of its Subsidiaries or ERISA Affiliates has any material liability or contributes (or has within the last six years at any time contributed or had an obligation to contribute): (A) none of the Company or any of its Subsidiaries or ERISA Affiliates has incurred any material withdrawal and/or partial withdrawal liability under Title IV of ERISA which remains unsatisfied; and (B) to the knowledge of the Company, no such multiemployer plan is in reorganization or insolvent (as those terms are defined in Sections 4241 and 4245 of ERISA, respectively). Neither the Company nor any Subsidiary has received notice with respect to any multiemployer plan of (i) any failure by such plan to satisfy the minimum funding requirements of Section 412 of the Code or its endangered or critical status under Section 432 of the Code, or (ii) any application for or receipt of a waiver of such minimum funding requirements with respect to such plan.

(d) Except as set forth in Section 3.15(d) of the Company Disclosure Letter, the execution, delivery of and performance by the Company of its obligations under this Agreement will not (either alone or upon occurrence of any additional or subsequent events) result in “excess parachute payments” within the meaning of Section 280G(b)(1) of the Code or any payments under any other applicable Laws that would be treated in such similar nature to such section of the Code.

(e) Except as set forth in Section 3.15(e) of the Company Disclosure Letter or as provided in the terms of this Agreement, no Company Plan exists that, as a result of the execution of this Agreement, stockholder approval of this Agreement, or the transactions contemplated by this Agreement (whether alone or in connection with any subsequent event(s)): (i) could entitle any current or former employee, director, or officer of the Company or any of its Subsidiaries to severance pay or any increase in severance pay upon any termination of employment after the date of this Agreement or (ii) will result in the acceleration of the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount payable or result in any other material obligation pursuant to, any of the Company Plans.

(f) Except as set forth in Section 3.15(f) of the Company Disclosure Letter, no material Company Plan (including any “registered pension plan” as that term is defined under the Income Tax Act (Canada)) is maintained outside the jurisdiction of the United States or covers any employee residing or working outside the United States (all such material Company Plans (including any registered pension plan) are set forth in Section 3.15(f) of the Company Disclosure Letter, “Foreign Benefit Plans”). With respect to any Foreign Benefit Plans, except as would not, individually or in the aggregate, have a Company Material Adverse Effect, (i) all Foreign Benefit Plans have been established, maintained and administered in compliance with their terms and all applicable statutes, laws, ordinances, rules, orders, decrees, judgments, writs, and regulations of any controlling governmental authority or instrumentality and (ii) all Foreign Benefit Plans that are required to be funded are fully funded, and with respect to all other Foreign Benefit Plans, adequate reserves therefore have been established on the accounting statements of the Company or applicable Subsidiary.

(g) Except as otherwise provided in Section 2.1(d) or with respect to those items set forth in Section 5.1(b)(x) of the Company Disclosure Letter, the Company and its Subsidiaries have not announced their intention, or undertaken (whether or not legally bound) to modify or terminate any Company Plan in any material respect or adopt any material arrangement or program which, once established, would come within the definition of a Company Plan.

(h) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries have not undertaken to maintain any Company Plan for any period of time and each such Plan is terminable at the sole discretion of the sponsor thereof, subject only to such constraints as may imposed by applicable law, and without penalty or cost (other than routine administrative costs).

Section 3.16. Insurance. The Company has made available to Parent true and complete copies of all material insurance policies of the Company and its Subsidiaries or correct and complete summaries thereof. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, (a) all insurance policies of the Company and its Subsidiaries are in full force and effect and provide insurance in such amounts and against such risks as is sufficient to comply with applicable Law and (b) neither the Company nor any of its Subsidiaries is in breach or default, and neither the Company nor any of its Subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification, of any of such insurance policies. None of the Company nor any of its Subsidiaries has received any notice of cancellation of any of its material insurance policies as to which the Company or such Subsidiary has not obtained replacement insurance of similar scope and amount.

Section 3.17. Intellectual Property.

(a) Section 3.17(a) of the Company Disclosure Letter sets forth a list, accurate and complete in all material respects, of all patents, domain names, registered copyrights and registered trademarks and service marks, and all pending applications with respect to any of the foregoing, that are material to the operations of the Company and that are owned by the Company or any of its Subsidiaries and used by the Company or any of its Subsidiaries in the conduct of their respective businesses as conducted as of the date hereof. All of such items are owned solely by the Company or its Subsidiaries, free and clear of all Liens (other than Permitted Liens) and, to the knowledge of the Company, such registrations are valid and enforceable and has not been abandoned or passed into the public domain, in each case, except as would not, individually or in the aggregate, have a Company Material Adverse Effect.

(b) Except as would not, individually or in the aggregate, have a Company Material Adverse Effect: (i) the Company or one its Subsidiaries owns or has the right to use all Intellectual Property that the Company or any of its Subsidiaries are using in the conduct of their respective businesses as currently conducted; (ii) except as set forth in Section 3.17(b) of the Company Disclosure Letter, there are no pending or, to the knowledge of the Company, threatened claims or Actions by any Person alleging infringement or misappropriation by the Company or any of its Subsidiaries of the Intellectual Property rights of such Person or challenging the validity, enforceability or ownership of, or the right to use, any Intellectual Property owned by the Company or any of its Subsidiaries; (iii) the conduct of the businesses of the Company and its Subsidiaries as currently conducted does not infringe, misappropriate or violate any Intellectual Property rights of any Person; (iv) to the knowledge of the Company, no Person is infringing or misappropriating any Intellectual Property owned by the Company or any of its Subsidiaries; and (v) no Intellectual Property owned by the Company or any of its Subsidiaries is subject to any outstanding Order restricting or limiting the use, licensing, transfer or enforceability thereof by the Company or any of its Subsidiaries. The Company and its Subsidiaries have taken reasonable steps to protect the confidentiality of and maintain their material trade secrets, material confidential and proprietary information, and the personally identifiable information of users of websites of the Company or any of its Subsidiaries, and to the knowledge of the Company, there has been no unauthorized access to or misuse of such personally identifiable information.

Section 3.18. Transactions with Affiliates. Except for indemnification, compensation and employment arrangements between the Company or any of its Subsidiaries, on the one hand, and any director or officer thereof, on the other hand, Section 3.18 of the Company Disclosure Letter sets forth a correct and complete list of the Contracts that are in existence as of the date hereof under which the Company or its Subsidiaries has any existing or future liabilities between the Company or any of its Subsidiaries, on the one hand, and, on the other hand, any (a) present executive officer or director of either the Company or any of its Subsidiaries or (b) to the knowledge of the Company, record or beneficial owner of more than 5% of the Company Common Stock or any Affiliate thereof as of the date hereof (each, an “Affiliate Transaction”). The Company has made available to Parent correct and complete copies of each Contract providing for each Affiliate Transaction.

Section 3.19. Labor and Employment. As of the date of this Agreement, Section 3.19 of the Company Disclosure Letter sets forth a true and complete list of all collective bargaining agreements or other labor union contracts applicable to any employees of the Company or any of its Subsidiaries. As of the date of this Agreement, none of the Company or any of its Subsidiaries has breached or otherwise failed to comply with any provision of any collective bargaining agreement or other labor union contract applicable to any employees of the Company or any of its Subsidiaries, except for any breaches or failures to comply that, individually or in the aggregate, have not had and are not reasonably likely to have a Company Material Adverse Effect. Except for matters that, individually or in the aggregate, have not had and are not reasonably likely to have a Company Material Adverse Effect, (i) there is not any, and during the past one year there has not been any, labor strike, dispute, work stoppage or lockout pending, or, to the knowledge of the Company, threatened, against or affecting the Company or any of its Subsidiaries, (ii) to the knowledge of the Company, no union organizational campaign is in progress or threatened with respect to the employees of the Company or any of its Subsidiaries and no question concerning representation of such employees exists, (iii) there are no unfair labor practice charges or complaints against the Company or any of its Subsidiaries pending, or, to the knowledge of the Company, threatened and (iv) there are, as of the date of this Agreement, no written grievances or written complaints outstanding or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries. Except for matters that, individually or in the aggregate, have not had and are not reasonably likely to have a Company Material Adverse Effect, there are no, and since November 29, 2011, have not been any “plant closings” or “mass layoffs” (as those terms are defined in the Worker Adjustment Retraining and Notification Act or any comparable state or local law) by the Company or any of its Subsidiaries, without complying with the notice requirements of such Laws, and the Company and each of its Subsidiaries is in compliance with all Laws respecting employment and employment practices, terms and conditions of employment, wages and hours and occupational safety and health (including, without limitation, classifications of service providers as employees and/or independent contractors).

Section 3.20. Information Statement. The Information Statement will not, at the date it is first mailed to the stockholders of the Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Information Statement will comply as to form in all material respects with the requirements of the Exchange Act. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by Parent or Sub or any of their respective representatives on behalf of Parent or Sub expressly for use in the Information Statement.

Section 3.21. Brokers and Other Advisors. Other than Citigroup Global Markets Inc. and Perella Weinberg Partners LP, whose fees and expenses will be paid by the Company, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

Section 3.22. Opinion of Financial Advisor. Citigroup Global Markets Inc. has delivered to the Company Board its written opinion (or oral opinion to be confirmed in writing), dated as of the date of this Agreement, to the effect that, as of such date, subject to the various assumptions and qualifications set forth therein, the consideration to be received by the holders of the shares of Company Common Stock in the Merger is fair, from a financial point of view, to such holders.

Section 3.23. No Additional Representations. The Company acknowledges that neither Parent, Sub, their respective officers, directors or stockholders, nor any other Person has made any representation or warranty, express or implied, of any kind, including any representation or warranty as to the accuracy or completeness of any information regarding Parent and Sub furnished or made available to the Company and any of its Representatives, in each case except as expressly set forth in Article IV (as modified by the Parent Disclosure Letter).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB

Except as set forth in the disclosure letter delivered by Parent to the Company concurrently with the execution of this Agreement (the “Parent Disclosure Letter”) (it being understood and agreed that disclosure of any event, item or occurrence set forth in the Parent Disclosure Letter shall apply to, qualify or modify the Section or subsection to which it corresponds and each of the other Sections or subsections of this Agreement to the extent the relevance of such disclosure to such other Section or subsection is reasonably apparent from the text and nature of such disclosure), Parent and Sub represent and warrant to the Company, jointly and severally, as set forth in this Article IV.

Section 4.1. Organization. Parent is duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. Sub is duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. Each of Parent and Sub has all requisite corporate or other power and authority to own, lease, license and operate its assets, rights and properties and to carry on its business as it is now being conducted. Each of Parent and Sub is duly licensed and qualified to do business and is in good standing (or equivalent status) in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary, except where the failure to be so qualified, licensed or in good standing (or equivalent status) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Neither Parent nor Sub is, and has not been, in material violation of its Organizational Documents.

Section 4.2. Authority.

(a) Each of Parent and Sub has all requisite corporate power and authority to enter into this Agreement and to perform all of its obligations hereunder. Except as contemplated by Section 4.11 with respect to Sub, the execution, delivery and performance by Parent and Sub of this Agreement and the consummation by each of them of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Sub, and no further corporate proceedings on the part of Parent and Sub are necessary to authorize the execution and delivery by Parent and Sub of this Agreement and the consummation by each of them of the transactions contemplated hereby.

(b) This Agreement has been duly executed and delivered by Parent and Sub and, assuming the valid execution and delivery by the other party hereto, constitutes the legal, valid and binding obligation of Parent and Sub, enforceable against Parent and Sub in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws relating to or affecting the enforcement of creditors’ rights in general and by general principles of equity (regardless of whether enforcement is sought in equity or at Law).

Section 4.3. Non-Contravention. The execution and delivery by Parent and Sub of this Agreement, the performance by them of their covenants and obligations hereunder and the consummation by them of the transactions contemplated hereby do not and will not (a) violate or conflict with any provision of the Organizational Documents of Parent or Sub, (b) violate, conflict with, or result in the breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, any material Contract to which Parent or Sub is bound, or (c) assuming the Consents referred to in Section 4.4 are obtained or made, violate or conflict with in any material respect any Law or Order applicable to Parent or Sub or by which any of their properties, rights or assets are bound, except, in the case of each of clauses (b) and (c) above, for such violations, conflicts, defaults, terminations or accelerations that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.4. Governmental Approvals. The execution and delivery by Parent and Sub of this Agreement, the performance by them of their covenants and obligations hereunder and the consummation by them of the transactions contemplated hereby do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Entity, except for (a) the applicable requirements, if any, of the Exchange Act and state securities, takeover and “blue sky” laws, (b) the filing of a premerger notification and report form by Parent and Sub under the HSR Act and the filings and receipt, termination or expiration, as applicable, of such other approvals or waiting periods as may be required under any Foreign Merger Control Law, (c) the filing with the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DGCL and (d) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not, individually or in the aggregate, have a Parent Material Adverse Effect.

Section 4.5. Litigation. As of the date hereof, there are no Actions pending or, to the knowledge of Parent, threatened against or affecting Parent or Sub that would, individually or in the aggregate, prevent or materially delay the consummation by Parent and Sub of the transactions contemplated hereby or the performance by Parent and Sub of their respective covenants and obligations hereunder. Neither Parent nor Sub is subject to any outstanding Order that would, individually or in the aggregate, prevent or materially delay the consummation by Parent and Sub of the transactions contemplated hereby or the performance by Parent and Sub of their respective covenants and obligations hereunder.

Section 4.6. Information Statement. None of the information supplied or to be supplied by Parent or Sub for inclusion or incorporation by reference in the Information Statement will, at the date it is first mailed to the stockholders of the Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, neither Parent nor Sub makes any representation or warranty with respect to any information supplied by the Company or its Subsidiaries or any of their respective representatives on behalf of the Company or its Subsidiaries which is contained in or incorporated by reference in the Information Statement.

Section 4.7. Ownership of Company Capital Stock. None of Parent or Sub, or any of their respective Subsidiaries beneficially owns (within the meaning of Section 13 of the Exchange Act), or will prior to the Closing Date (other than pursuant to the transactions contemplated hereby) beneficially own, any shares of Company Common Stock and none of Parent, Sub, or any of their respective Subsidiaries holds any rights to acquire or vote any shares of Company Common Stock except as contemplated by this Agreement.

Section 4.8. Financing. Parent has delivered to the Company a true, complete and correct copy of the executed Commitment Letter. The Commitment Letter has not been amended or modified prior to the date of this Agreement and, as of the date hereof, the commitments contained in the Commitment Letter have not been withdrawn, terminated or rescinded in any respect. Except for fee letters (the “Fee Letters”) and engagement letters relating to the Commitment Letter, complete copies of which have been provided to the Company with only fee amounts and certain economic terms (none of which would adversely affect the amount (other than in respect of upfront fees) or availability of the Financing if so exercised by the Financing Sources party thereto) redacted, as of the date hereof, there are no other agreements, side letters or arrangements to which Parent is a party relating to the Commitment Letter that could affect the availability of the Financing. As of the date hereof, the Commitment Letter constitutes the legally valid and binding obligation of Parent, and, to the knowledge of Parent, the other parties thereto, enforceable in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws relating to or affecting the enforcement of creditors’ rights in general and by general principles of equity (regardless of whether enforcement is sought in equity or at Law)). As of the date hereof, the Commitment Letter is in full force and effect and has not been withdrawn, rescinded or terminated or otherwise amended or modified in any respect, and no such amendment or modification is contemplated. Parent is not in breach of any of the terms or conditions set forth in the Commitment Letter, and assuming the accuracy of the representations and warranties set forth in Article III and performance by the Company of its obligations under this Agreement, as of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would reasonably be expected to constitute a breach, default or failure to satisfy any condition precedent set forth therein. As of the date hereof, no Financing Source has notified Parent of its intention to terminate the Commitment Letter or not to provide the Financing. There are no conditions precedent or other contingencies related to the funding of the full amount of the Financing (including any “flex” provisions), other than as expressly set forth in the Commitment Letter and the Fee Letters. Parent and Sub will have as of the Effective Time, sufficient cash available, directly or through one or more Affiliates, to pay the aggregate Merger Consideration and Convertible Notes Consideration and all related fees and expenses on the terms contemplated in this Agreement. Parent and Sub’s obligations hereunder are not subject to a condition regarding Parent’s or Sub’s obtaining of funds to consummate the transactions contemplated by this Agreement.

Section 4.9. Ownership and Operations of Sub. Parent owns beneficially and of record all of the outstanding capital stock of Sub. Sub was formed solely for the purpose of engaging in the transactions contemplated hereby and prior to the Effective Time will have engaged in no other business activities and will have incurred no liabilities or obligations other than as contemplated herein or as incidental thereto.

Section 4.10. Brokers. Other than Merrill Lynch, Pierce, Fenner & Smith Incorporated, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or any of its Affiliates.

Section 4.11. Vote; Approval Required. No vote or consent of the holders of any class or series of capital stock of Parent is necessary to approve this Agreement or the transactions contemplated hereby, including the Merger. The vote or written consent of Parent as the sole stockholder of Sub (which shall have occurred immediately following execution of this Agreement) is the only vote or consent of the holders of any class or series of capital stock of Sub necessary to adopt this Agreement or to approve the transactions contemplated hereby, including the Merger.

Section 4.12. No Additional Representations. Each of Parent and Sub acknowledges that none of the Company or its Affiliates or any their respective officers, directors, stockholders, agents or representatives or any other Person has made any representation or warranty, express or implied, of any kind, including any representation or warranty as to the accuracy or completeness of any information furnished or made available to Parent or Sub or any of their Representatives, in each case except as expressly set forth in Article III (as modified by the Company Disclosure Letter).

ARTICLE V

COVENANTS RELATING TO THE BUSINESS

Section 5.1. Conduct of Business Pending the Merger. Except (x) as expressly permitted, contemplated or required by this Agreement or required by applicable Law, (y) as set forth in Section 5.1 of the Company Disclosure Letter or (z) with the consent in advance in writing by Parent (such consent not to be unreasonably withheld or delayed), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Closing Date:

(a) the Company shall (and shall cause each of its Subsidiaries to) to:

(i) carry on the Business as currently conducted in all material respects in the ordinary course of business consistent with past practice; and

(ii) use commercially reasonable efforts to (A) preserve (1) in all material respects its business organizations, (2) its material rights and franchises and (3) its relationships with material customers, suppliers, lessors, lessees, licensors, licensees and other third parties having significant business relationships with it and (B) keep available the services of its present officers and key employees; and

(b) the Company shall not, and shall not cause or permit any of its Subsidiaries to, do any of the following:

(i) amend its Organizational Documents;

(ii) issue, deliver, sell, pledge, dispose of or encumber any shares of capital stock, ownership interests or voting securities, or any options, warrants, convertible securities or other rights of any kind to acquire or receive any shares of capital stock, any other ownership interests or any voting securities (including stock options, stock appreciation rights, phantom stock, restricted stock units, performance shares or other similar instruments), of the Company or any of its Subsidiaries (except for (x) the issuance of shares of Company Common Stock upon the exercise of currently outstanding Company Stock Options, in accordance with the terms of any Company Stock Plan, (y) the issuance of shares of Company Common Stock upon the settlement of currently outstanding RSUs (and dividend equivalents thereon, if applicable) in accordance with the terms of such instruments or (z) the issuance of shares by a wholly-owned Subsidiary of the Company to the Company or another wholly-owned Subsidiary of the Company);

(iii) declare, authorize, set aside for payment, establish a record date for, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock or other equity interests;

(iv) reclassify, combine, split, subdivide, redeem, purchase or otherwise acquire any shares of capital stock of the Company, or reclassify, combine, split or subdivide any capital stock or other ownership interests of any of the Company’s Subsidiaries;

(v) (i) acquire (whether by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any assets, rights or properties, in each case, other than (x) purchases of inventory and other assets in the ordinary course of business or pursuant to existing Contracts which have been made available to Parent prior to the date hereof, or (y) acquisitions of assets or properties not exceeding $5 million in the aggregate, or (ii) sell or otherwise dispose of (whether by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any assets, rights or properties, in each case of this clause (ii), other than (x) sales or dispositions of inventory and obsolete assets in the ordinary course of business or of other assets pursuant to existing Contracts which have been made available to Parent prior to the date hereof, or (y) sales or dispositions of assets or properties not exceeding $5 million in the aggregate;

(vi) modify or amend on terms materially adverse to the Company or terminate any Material Contract, or enter into any Contract, which if entered into prior to the date hereof would be a Material Contract other than to the extent such Contract is required to effect any action explicitly permitted by Sections 5.1(b)(i) through 5.1(b)(xiv) or change the conversion price of the Convertible Notes;

(vii) make or authorize any new capital expenditures during any fiscal quarter (including new capital expenditures made or authorized during such fiscal quarter prior to the date of this Agreement) that are in excess of the Company’s capital expenditure budget for such fiscal quarter as set forth in Section 5.1(b)(vii) of the Company Disclosure Letter;

(viii) grant any licenses of Intellectual Property to third parties except in the ordinary course of business;

(ix) incur, or modify in any material respect the terms of, any indebtedness for borrowed money, or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any Person, or make any loans, advances or capital contributions to, or investments in, any other Person (other than a wholly-owned Subsidiary of the Company), in each case, other than in the ordinary course of business (including any borrowings under the Company’s existing credit facility and in respect of letters of credit) and in an amount to not exceed $10 million;

(x) except as required by applicable Law or existing Contracts or Company Plans as in effect on the date hereof, (A) increase the compensation or benefits of any of its present or former directors, officers or employees (except for increases in salary or wages for non-officer level employees in the ordinary course of business consistent with past practice), (B) grant any severance or termination pay to any present or former director, officer or employee or any retention pay (other than cash retention benefits not to exceed the amount set forth in Section 5.1(b)(x)(B) of the Company Disclosure Letter in the aggregate payable to active employees of the Company and its Subsidiaries), (C) enter into any employment, consulting or severance agreement or arrangement with any of its present or prospective directors, officers or other employees (excluding prospective employees or officers that had offers outstanding as of the date hereof which, with respect to offers of employment, are disclosed by title in Section 5.1(b)(x)(C) of the Company Disclosure Letter), except for offers of employment to prospective employees whose annual cash compensation (including any eligible bonus amounts) would not exceed the amount set forth in Section 5.1(b)(ii)(C) of the Company Disclosure Letter, in the ordinary course of business consistent with the recent past practices of the Company, (D) loan or advance any money or other property to any present or former director, officer or employee, (E) increase the funding obligation or contribution rate of any Company Plan or allow for the commencement of any new offering periods under any employee stock purchase plan, (F) grant any equity or equity-based awards, (G) establish, adopt, enter into, amend or terminate any Company Plan or (H) other than as expressly contemplated by this Agreement, use discretion to waive or accelerate any performance conditions applicable to any bonus or incentive awards or establish annual or long-term incentive targets with respect to future performance periods which are greater in amount, or otherwise have terms materially inconsistent with, the amount and terms applicable to the most recent annual and long-term awards made by the Company;

(xi) make any material change in any accounting principles or methods, except as may be required by changes in statutory or regulatory accounting rules or GAAP or regulatory requirements with respect thereto;

(xii) other than in the ordinary course of business (except with respect to clauses (B), (E) or (F)), (A) make any material Tax election, (B) enter into any material settlement or compromise of any material Tax liability, (C) file any amended Tax Return with respect to any material Tax, (D) change any method of Tax accounting or Tax accounting period, (E) enter into any closing agreement relating to any material Tax, (F) surrender any right to claim a material Tax refund, or (G) consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment relating to the Company or any of its Subsidiaries;

(xiii) settle or compromise any Action (A) described in Section 5.1(b)(xiii) of the Company Disclosure Letter, (B) with any Governmental Entity or (C) any other Action, other than, with respect to this clause (C), settlements or compromises where the amount paid in settlement or compromise, in each case, does not exceed $1 million, individually, or $5 million, in the aggregate, and which do not impose any material restrictions on the operations or businesses of the Company and its Subsidiaries, taken as a whole;

(xiv) except for this Agreement, adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of such entity (other than with respect to or among wholly-owned Subsidiaries of the Company); or

(xv) authorize, commit or agree to take any of the foregoing actions.

(c) Other than the right to consent or withhold consent with respect to the foregoing matters (such consent not to be unreasonably withheld or delayed), nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 5.2. Takeover Proposals.

(a) Except as expressly permitted by this Section 5.2 (including Section 5.2(b)), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company and its Subsidiaries shall not, nor shall they authorize or knowingly permit any of their respective Representatives to, directly or indirectly, (i) solicit, initiate or induce the making, submission or announcement of, or knowingly encourage, facilitate or assist, a Takeover Proposal, (ii) furnish or otherwise make available to any Person (other than Parent, Sub or any designees of Parent or Sub) any non-public information relating to the Company or any of its Subsidiaries, or afford to any Person (other than Parent, Sub or any designees of Parent or Sub) access to the business or to the properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of its Subsidiaries, in any such case that would reasonably be expected to result in the making, submission or announcement of, or for the purpose of knowingly encouraging, facilitating or assisting, (A) a Takeover Proposal, or (B) any inquiries that would reasonably be expected to lead to a Takeover Proposal, (iii) participate or engage in discussions or negotiations with any Person with respect to a Takeover Proposal, (iv) approve, endorse or recommend a Takeover Proposal, (v) enter into any letter of intent, memorandum of understanding or other Contract of any kind providing for, contemplating, intended to facilitate or otherwise relating to, a Takeover Proposal or (vi) authorize, commit, publicly propose or agree to do any of the foregoing.

(b) Notwithstanding anything to the contrary set forth in this Agreement, if at any time prior to 11:59 p.m. New York City time on the date that is thirty-five calendar days after the date hereof, (i) the Company receives a bona fide, written and unsolicited Takeover Proposal from any Person and (ii) the Company Board determines in good faith (after consultation with its financial advisor and outside legal counsel), that such Takeover Proposal constitutes or would reasonably be expected to lead to a Superior Proposal, the Company may (A) furnish non-public information with respect to the Company and its Subsidiaries, or provide access to the Business or to the properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of its Subsidiaries, to the Person making such Takeover Proposal (and its Representatives) pursuant to a customary confidentiality agreement (such a confidentiality agreement, an “Acceptable Confidentiality Agreement”), and (B) participate or engage in discussions or negotiations with the Person making such Takeover Proposal (and its Representatives) regarding such Takeover Proposal; provided, that, in the case of any action taken pursuant to the preceding clauses (A) or (B), (1) the Company gives Parent prompt (and in any event within three Business Days following receipt) written notice of the identity of such Person and a summary of the material terms and conditions of such Takeover Proposal (including a copy, if made in writing) and of the Company’s participation or engagement in discussions or negotiations with, or furnishing of non-public information to, such Person, and (2) promptly (and in any event within one Business Day) upon furnishing any non-public information to such Person, the Company furnishes such non-public information to Parent, to the extent such information has not been previously furnished by the Company to Parent. For the avoidance of doubt, in the event that a third party contacts the Company or a Representative of the Company or its Affiliates orally or in writing regarding a potential Takeover Proposal, the Company shall not be in breach of this Agreement in any respect to the extent the Company or such Representative responds to such third party that it is bound by the terms of this Agreement and is unable to discuss or respond to such matters without first complying with the procedures set forth herein with respect to any such discussions provided that the Company provides written notice of such communication to Parent within two (2) Business Days of such communication.

(c) Without limiting the generality of the foregoing, Parent, Sub and the Company acknowledge and hereby agree that any violation of the restrictions set forth in this Section 5.2 by any Representative of the

Company or any of its Subsidiaries (in the case of any such Representative who is an investment banker, financial advisor, attorney, accountant or other advisor, to the extent that such Representative is or has been engaged by the Company in connection with the transactions contemplated hereby) shall be deemed to be a breach of this Section 5.2 by the Company.

(d) In addition to the obligations of the Company set forth in paragraphs (a), (b) and (c) of this Section 5.2, the Company shall promptly (and in any event within two Business Days following receipt) notify Parent orally and in writing if the Company or any of its Subsidiaries, or any of its or their respective Representatives, receives (i) any Takeover Proposal, (ii) any request for information that would reasonably be expected to lead to a Takeover Proposal or (iii) any inquiry with respect to, or which would reasonably be expected to lead to, any Takeover Proposal, such notice to include a summary of the material terms and conditions of such Takeover Proposal, request or inquiry (including copies of all documents and written communications, and written summaries of all oral communications), and the identity of the Person making any such Takeover Proposal, request or inquiry. The Company shall keep Parent reasonably informed on a reasonably current basis on the status and terms of any such Takeover Proposal, request or inquiry, any material modifications to the terms thereof and any other material developments related thereto.

(e) The Company shall, and shall ensure that each Person that is a Representative of the Company immediately cease and cause to be terminated any existing solicitation of, or discussions or negotiations with, any Person relating to any Takeover Proposal.

(f) For purposes of this Agreement:

“Takeover Proposal” means any inquiry, proposal or offer from any Person (other than Parent and its Subsidiaries) to engage in any (i) direct or indirect acquisition or purchase, in one transaction or a series of related transactions, of assets of the Company and its Subsidiaries (including securities of Subsidiaries) equal to 20% or more of the consolidated assets of the Company and its Subsidiaries, taken as a whole, or to which 20% or more of the revenues of the Company and its Subsidiaries on a consolidated basis are attributable, (ii) acquisition of 20% or more of the outstanding shares of Company Common Stock, (iii) tender offer or exchange offer that if consummated would result in any Person beneficially owning 20% or more of the outstanding shares of Company Common Stock or (iv) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or similar transaction involving the Company (or any Subsidiary or Subsidiaries of the Company that constitute 20% or more of the consolidated assets of the Company and its Subsidiaries, taken as a whole, or that contribute 20% or more of the revenues of the Company and its Subsidiaries on a consolidated basis), in each case, other than the transactions contemplated by this Agreement.

“Superior Proposal” means a bona fide, written Takeover Proposal made by a third party, not obtained as a result of any material breach of this Section 5.2, to (A) acquire and/or cancel, directly or indirectly, a majority of the outstanding shares of Company Common Stock or (B) acquire a majority of the assets of the Company and its Subsidiaries on a consolidated basis, in the case of each of clauses (A) and (B) (as applicable), if the Company Board determines in good faith (after consultation with its financial advisor and outside legal counsel) that (i) such Takeover Proposal, if consummated, would be more favorable to the stockholders of the Company from a financial point of view than the Merger and the other transactions contemplated by this Agreement and (ii) such Takeover Proposal is reasonably likely to be consummated on the terms so proposed, taking into account all relevant financial, regulatory, legal and other aspects of such proposal, including any conditions to closing.

Section 5.3. Company Board Recommendation.

(a) Subject to Section 5.3(b) and Section 5.3(c), neither the Company Board nor any committee thereof shall (i) withhold, withdraw, amend or modify in a manner adverse to Parent, or publicly propose to withhold, withdraw, amend or modify in a manner adverse to Parent, the Company Board Recommendation, (ii) adopt, approve, recommend, endorse or otherwise declare advisable, or publicly propose to adopt, approve, recommend, endorse or otherwise declare advisable, the adoption of any Takeover Proposal (it being understood that a “stop-look-and-listen” communication made in compliance with Rule 14d-9(f) promulgated under the Exchange Act with respect to any Takeover Proposal that is a tender offer or exchange offer shall not be considered a breach of this clause (ii)), (iii) approve or recommend, or cause or permit the Company to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar document or contract constituting or relating directly or indirectly to, or that contemplates or is intended or could reasonably be expected to result directly or indirectly in, a Takeover Proposal or (iv) authorize, commit or agree to take any such actions (each such foregoing action or failure to act in clauses (i) through (iv) being referred to herein as a “Company Adverse Recommendation Change”).

(b) Notwithstanding the foregoing or anything to the contrary set forth in this Agreement, at any time prior to the time at which the Stockholder Written Consent is executed and delivered to Parent in accordance with Section 6.1(a) (the “Written Consent Date”), the Company Board may effect a Company Adverse Recommendation Change:

(i) if the Company Board (A) receives a Takeover Proposal that it determines in good faith (after having consulted with its financial advisor and outside legal counsel) to be a Superior Proposal, (B) concludes in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to effect a Company Adverse Recommendation Change would reasonably be expected to constitute a breach of the fiduciary duties of the directors of the Company to the Company’s stockholders under applicable Law and (C) approves or recommends such Superior Proposal; or

(ii) in response to a fact, event, change, development or set of circumstances that affects the business, assets or operations of the Company that is unknown to the Company Board at and prior to the execution of this Agreement (such fact, event, change, development or set of circumstances, an “Intervening Event,” it being understood that in no event shall the receipt, existence or terms of a Takeover Proposal constitute an Intervening Event), if the Company Board has concluded in good faith (to the extent applicable, after consultation with its financial advisor and outside legal counsel) that, in light of such Intervening Event, the failure of the Company Board to effect a Company Adverse Recommendation Change would reasonably be expected to constitute a breach of the fiduciary duties of the directors of the Company to the Company’s stockholders under applicable Law.

(c) Nothing contained in this Agreement shall prohibit the Company (i) from taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) under the Exchange Act or complying with the provisions of Rule 14d-9 promulgated under the Exchange Act, or (ii) making any disclosure to the Company’s stockholders that the Company Board determines to make in good faith (after consultation with its outside legal counsel) in order to fulfill its fiduciary duties or satisfy applicable state or federal securities Laws; provided, however, that any disclosure of a position contemplated by Rule 14e-2(a) of the Exchange Act other than a rejection of any applicable Takeover Proposal, a reaffirmation of the Company Board Recommendation or a “stop-look-and-listen” communication made in compliance with Rule 14d-9(f) promulgated under the Exchange Act shall be deemed to be a Company Adverse Recommendation Change and may be made only in compliance with this Section 5.3.

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.1. Stockholder Written Consent; Preparation of the Information Statement.

(a) Immediately after the execution of this Agreement and in lieu of calling a meeting of the Company’s stockholders, the Company shall submit the form of Stockholder Written Consent attached hereto as Exhibit C (the “Stockholder Written Consent”) to those of the Company’s stockholders listed on Exhibit D. As soon as reasonably practicable after the Stockholder Written Consent has been duly executed by the Company’s stockholders holding in the aggregate at least a majority of the outstanding shares of Company Common Stock and is delivered to the Company in accordance with Section 228 of the DGCL, the Company shall deliver to Parent a copy (including by facsimile or other electronic image scan transmission) of the Stockholder Written Consent pursuant to Section 9.2 hereof.

(b) If the Stockholder Written Consent is not executed by the stockholders of the Company holding in the aggregate at least a majority of the outstanding shares of Company Common Stock, and a copy (including by facsimile or other electronic image scan transmission) thereof is not delivered by the Company to Parent pursuant to Section 6.1(a), in each case within 48 hours after the execution and delivery of this Agreement by the parties hereto (a “Written Consent Failure”), Parent shall have the right to terminate this Agreement as set forth in Section 8.4(b).

(c) As soon as reasonably practicable following the execution and delivery of the Stockholder Written Consent pursuant to Section 6.1(a), the Company shall (i) mail to all stockholders of record on the record date for the Stockholder Written Consent the notice of action by written consent required by Section 228(e) of the DGCL and (ii), with the assistance of Parent, prepare and file with the SEC an information statement of the type contemplated by Rule 14c-2 promulgated under the Exchange Act related to the Merger and this Agreement (such information statement, including any amendment or supplement thereto, the “Information Statement”). The Information Statement shall also contain the notice of availability of appraisal rights and related disclosure required by Section 262 of the DGCL. Parent, Sub and the Company will cooperate with each other in the preparation of the Information Statement. Without limiting the generality of the foregoing, each of Parent and Sub will furnish to the Company the information relating to it required by the Exchange Act to be set forth in the Information Statement. The Company shall use its reasonable best efforts to resolve all SEC comments with respect to the Information Statement as promptly as reasonably practicable after receipt thereof and to have the Information Statement cleared by the staff of the SEC as promptly as reasonably practicable after such filing. Each of Parent, Sub and the Company agrees to correct any information provided by it for use in the Information Statement which shall have become false or misleading. The Company shall as soon as reasonably practicable notify Parent and Sub of the receipt of any comments from the SEC with respect to the Information Statement and any request by the SEC for any amendment to the Information Statement or for additional information and shall provide Parent with copies of all such comments and correspondence. Prior to filing or mailing the Information Statement (or any amendment or supplement thereto) or responding to any comments of the SEC (or the staff of the SEC) with respect thereto, the Company shall provide Parent a reasonable opportunity to review and to propose comments on such document or response and shall, in good faith, consider and incorporate the reasonable comments of Parent. Promptly after the Information Statement has been cleared by the SEC or after 10 calendar days have passed since the date of filing of the preliminary Information Statement with the SEC without notice from the SEC of its intent to review the Information Statement, the Company shall promptly file with the SEC the Information Statement in definitive form as contemplated by Rule 14c-2 promulgated under the Exchange Act substantially in the form previously cleared or filed with the SEC, as the case may be, and mail a copy of the Information Statement to its stockholders.

Section 6.2. Access to Information; Confidentiality.

(a) Subject to applicable Law, upon reasonable notice, the Company shall (and shall cause its Subsidiaries to) afford Parent’s and its Subsidiaries’ officers, employees and other authorized Representatives reasonable access, during normal business hours from the date of this Agreement through to the Effective Time or the termination of this Agreement, to its employees, properties, books, contracts and records and, during such period, the Company shall (and shall cause its Subsidiaries to) furnish promptly to Parent such information concerning the Business and the properties and personnel of the Company and its Subsidiaries as Parent may from time to time reasonably request, including, without limitation, the monthly “Executive Business Review” report and other similar monthly financial reports of the Company and its Subsidiaries; provided, however, that the foregoing shall not require the Company to (i) provide access to any information or documents that, in the reasonable judgment of the Company, would (A) constitute a waiver of the attorney-client privilege held by the Company, or (B) violate any applicable Laws; provided, further, however, that the Company will use its reasonable best efforts to obtain any required consents for the disclosure of such information or documents and take such other action (such as entering into a joint defense agreement or other arrangement to avoid loss of the attorney-client privilege) with respect to such information or documents as is necessary to permit disclosure to Parent and Parent’s Representatives or (ii) provide access to any minutes and resolutions of the Company Board (or any authorized committee thereof) adopted after the date hereof, to the extent relating to the evaluation of the transactions contemplated hereby or any alternative transactions, including any Takeover Proposal. Notwithstanding the foregoing, any investigation or consultation taken pursuant to this Section 6.2(a) shall be conducted in such a manner as not to interfere unreasonably with the business or operations of the Company or its Subsidiaries or otherwise result in any significant interference with the prompt and timely discharge by the employees of the Company and its Subsidiaries of their normal duties.

(b) Each of Parent and Sub shall, and shall cause their Representatives to, hold all information furnished to Parent or Sub by or on behalf of the Company or its Subsidiaries, directly or indirectly, in confidence in accordance with, and shall otherwise abide by and be subject to, the terms and conditions of the Non-Disclosure Agreement, dated as of February 21, 2012, between Parent and the Company (the “Confidentiality Agreement”). The Confidentiality Agreement shall survive any termination of this Agreement.

Section 6.3. Further Action; Efforts.

(a) Upon the terms and subject to the conditions of this Agreement, each of the parties shall use (x) its reasonable best efforts to (i) take, or cause to be taken, all actions and to do, or cause to be done, and cooperate with each other in order to do, all things reasonably necessary, proper or advisable (including under any Antitrust Law) to consummate the transactions contemplated by this Agreement as soon as practicable and (ii) do all things reasonably necessary, proper or advisable under applicable Law to consummate the Merger and the other transactions contemplated by this Agreement at the earliest practicable date, including: (A) causing the preparation and filing of all forms, registrations and notices required to be filed to consummate the Merger and the taking of such actions as are necessary to obtain any requisite consent or expiration of any applicable waiting period under the HSR Act and (B) defending all Actions by or before any Governmental Entity challenging this Agreement or the consummation of the Merger; and (y) reasonable best efforts to resolve any objection asserted with respect to the transactions contemplated under this Agreement under any Antitrust Law or Foreign Merger Control Law raised by any Governmental Entity and to prevent the entry of any Order, and to have vacated, lifted, reversed or overturned any Order of any Governmental Entity that would prevent, prohibit, restrict or delay the consummation of the transactions contemplated by this Agreement.

(b) In furtherance and not in limitation of the provisions of Section 6.3(a), each of the parties, as applicable, agrees to prepare and file as promptly as reasonably practicable any filings required to be made under any Antitrust Law or Foreign Merger Control Law; provided that, in any event, an appropriate Notification and Report Form pursuant to the HSR Act shall be prepared and filed as soon as reasonably practicable but in no event later than eight Business Days. Parent shall pay all filing fees for the filings required under any Antitrust Law or Foreign Merger Control Law by the Company and Parent. Each of Parent and the Company agrees to promptly comply with any Request for Additional Information and Documentary Materials ( a “Second Request”) from the relevant Governmental Entity pursuant to the HSR Act and in any event within ninety calendar days of receipt of such Second Request.

(c) The parties shall keep each other apprised of the status of significant matters relating to the completion of the transactions contemplated by this Agreement and work cooperatively in connection with obtaining the approvals of or clearances from each applicable Governmental Entity, including:

(i) cooperating with each other in connection with filings required to be made by any party under any Antitrust Law or Foreign Merger Control Law and coordinating with each other in relation to each step of the procedure before the relevant Governmental Entities and as to the contents of all material communications with such Governmental Entities. In particular, to the extent permitted by Law or Governmental Entity, no party will make any material notification to any Governmental Entity in relation to the transactions contemplated hereunder without first providing the other party with a copy of such notification in draft form and giving such other party a reasonable opportunity to discuss its content before it is filed with the relevant Governmental Entities, and such first party shall consider and take account of all reasonable comments timely made by the other party in this respect;

(ii) furnishing, to the extent permitted by Law, to the other party all necessary information that the other party may reasonably request in connection with filings required to be made by such other party under Antitrust Laws and Foreign Merger Control Laws; and

(iii) promptly notifying each other of any material communications from or with any Governmental Entity with respect to the transactions contemplated by this Agreement and ensuring to the extent permitted by Law or Governmental Entity that each of the parties is given the opportunity to attend any meetings with or other appearances before any Governmental Entity with respect to the transactions contemplated by this Agreement.

(d) In addition, each of the parties shall take, or cause to be taken, all other action and to do, or cause to be done, all other things reasonably necessary, proper or advisable under all Antitrust Laws to consummate the transactions contemplated by this Agreement, including using its reasonable best efforts to obtain the expiration of all waiting periods and obtain all other approvals and any other consents required to be obtained in order for the parties to consummate the transactions contemplated by this Agreement.

(e) Notwithstanding anything to the contrary set forth in this Agreement, including without limitation, the provisions of Section 6.3(a), Parent and its Subsidiaries shall have no obligation to: (i) sell, divest, or otherwise convey any assets, categories, portions or parts of assets or businesses of the Company or its Subsidiaries or Parent or its Subsidiaries; (ii) agree to sell, divest, or otherwise convey any asset, category, portion or part of an asset or business of the Company or its Subsidiaries or Parent or its Subsidiaries at any time; (iii) license, hold separate or enter into similar arrangements with respect to any assets of the Company, or its Subsidiaries or Parent or its Subsidiaries; or (iv) alter, modify, terminate or cancel any existing relationships, contracts, rights, obligations, policies or practices of the Company or its Subsidiaries or Parent or its Subsidiaries, as a condition to obtaining any and all expirations of waiting periods under the HSR Act or Consents from any Governmental Entity or otherwise.

(f) Any exchange of privileged and/or confidential information and materials by the parties pursuant to this Section 6.3 shall be subject to the Joint Defense, Common Interest and Confidentiality Agreement dated as of August 2, 2012 between Bingham McCutchen LLP and Simpson Thacher & Bartlett LLP.

Section 6.4. Indemnification, Exculpation and Insurance.

(a) For six years after the Effective Time, the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) indemnify and hold harmless, all past and present directors and officers of the Company and its Subsidiaries (in each case to the extent they acted in such capacity) (collectively, the “Indemnified Parties”) against any costs, expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, damages or other monetary liabilities incurred by such individual in connection with any claim or Action, whether civil, criminal, administrative or investigative, based on or arising out of, or pertaining to, in whole or in part, the fact that an Indemnified Party is or was an officer or director of the Company or any of its Subsidiaries or is or was serving at the request of the Company or any of its Subsidiaries as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust or other enterprise or non-profit entity, including matters existing or occurring at or prior to the Effective Time (including this Agreement and the transactions and actions contemplated hereby) whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable Law. In the event of any such claim or Action, (i) each Indemnified Party will be entitled to advancement of expenses (including reasonable fees and expenses of legal counsel) incurred in the defense of any claim or Action from the Surviving Corporation within ten Business Days following receipt by the Surviving Corporation from the Indemnified Party of a request therefor; provided that any Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification pursuant to this Section 6.4, (ii) neither Parent nor the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any proceeding or threatened claim or Action (and in which indemnification could be sought by such Indemnified Party hereunder), unless such settlement, compromise or consent includes a release of such Indemnified Party from all liability arising out of such claim or Action or such Indemnified Party otherwise consents and (iii) the Surviving Corporation and the Indemnified Party shall reasonably cooperate in the defense of any such matter and Parent shall have the right to assume the defense thereof at its expense with counsel selected by the independent directors of Parent and Parent shall not be liable to the Indemnified Party for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Party in connection with the defense thereof, except that if Parent elects not to assume such defense or counsel or the Indemnified Party reasonably advises that there are issues which create conflicts of interest between Parent, on the one hand, and the Indemnified Party, on the other hand, the Indemnified Party may retain counsel satisfactory to them and Parent shall pay all reasonable fees and expenses of such counsel for the Indemnified Party promptly as statements therefor are received; provided, however, that notwithstanding the foregoing, Parent shall not be obligated pursuant to this paragraph to pay for more than one law firm for all Indemnified Parties in any jurisdiction unless the use of one law firm for such Indemnified Parties would present the attorneys of such law firm with a conflict of interest, in which case Parent shall only be obligated to pay for representation by the fewest number of law firms necessary to avoid such conflicts of interest.

(b) The certificate of incorporation and bylaws of the Surviving Corporation shall, to the extent permitted by Law, contain provisions no less favorable, for a period of six years following the Effective Time, with respect to indemnification, advancement of expenses and exculpation of former or present directors and officers than are presently set forth in the Company’s certificate of incorporation and bylaws, which provisions shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of any such individuals; provided that the certificate of incorporation and bylaws of the Surviving Corporation may be amended in any manner if Parent unconditionally assumes all obligations for such indemnification, advancement of expenses and exculpation pursuant to the provisions set forth in such certificate of incorporation and bylaws immediately prior to such amendment.

(c) If Parent does not elect to purchase a directors’ and officers’ liability “tail” or “runoff” insurance policy with an aggregate coverage limit over the term of such program in an amount not to exceed the unimpaired annual aggregate coverage limit under the Company’s existing directors’ and officers’ liability policy, and in all other respects substantially comparable to such existing coverage, the Company may, at its option, prior to the Effective Time, purchase a six year “tail” policy providing at least the same coverage and amounts containing terms and conditions that are no less advantageous to the insured as the current policies of directors’ and officers’ liability insurance maintained by the Company; provided, however, that the Company shall not, without Parent’s consent, make a premium payment for such insurance to the extent such premium exceeds 200% of the annual premiums paid as of the date hereof by the Company for such insurance, which annual premiums paid are set forth in Section 6.4(c) of the Company Disclosure Letter (such 200% amount, the “Base Premium”); provided however, if such insurance coverage cannot be obtained at all, or can only be obtained at a premium in excess of the Base Premium, the Company may purchase the most advantageous “tail” policy of directors’ and officers’ insurance reasonably available for an annual premium equal to the Base Premium

(d) Notwithstanding anything herein to the contrary, if any claim or Action is made against any Indemnified Party on or prior to the sixth anniversary of the Effective Time, the provisions and benefits of this Section 6.4 shall continue in full force and effect with respect to such claim or Action until the final disposition of such claim or Action.

(e) This covenant is intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their respective heirs and legal representatives. Parent shall pay all reasonable expenses, including attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided in this Section 6.4; provided that such Indemnified Parties make an undertaking to repay such expenses if it is determined that they were not entitled to indemnification or expense reimbursement under this Section 6.4. The indemnification provided for herein shall not be deemed exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to Law, contract or otherwise.

(f) In the event that Parent, the Surviving Corporation or any of their successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or a majority of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 6.4; provided, however, that a successor or assign of a Subsidiary of Parent including the Surviving Corporation, shall not be required to assume the obligations set forth in this Section 6.4 if Parent unconditionally assumes all such obligations.

(g) This Section 6.4 is not intended to limit the rights of any Persons pursuant to any indemnification agreement listed in Section 3.11 of the Company Disclosure Letter.

Section 6.5. Public Announcements. The Company and Parent will consult with and provide each other the reasonable opportunity to review and comment upon any press release or other public statement or comment prior to the issuance of such press release or other public statement or comment relating to this Agreement or the transactions contemplated hereby and shall not issue any such press release or other public statement or comment prior to such consultation except as may be required by applicable Law or by obligations pursuant to any listing agreement with any national securities exchange. Parent and the Company agree that the initial press release announcing the execution and delivery of this Agreement shall be a joint release of Parent and the Company. Notwithstanding the foregoing, nothing in this Section 6.5 shall limit the Company’s or the Company Board’s rights to make public statements about its actions under Section 5.3 without prior consultation.

Section 6.6. Section 16 Matters. Prior to the Effective Time, each of Parent and the Company shall take all steps reasonably necessary to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) resulting from the transactions contemplated by this Agreement by each Person (including any Person who is deemed to be a “director by deputization” under applicable securities laws) who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.7. Notification of Certain Matters; Stockholder Litigation.

(a) The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (i) any claims or Actions commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relate to the Merger or the other transactions contemplated hereby and (ii) the discovery of any fact or circumstance that, or the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would reasonably be expected to cause or result in any of the conditions to the Merger set forth in Article VII not being satisfied or satisfaction of those conditions being materially delayed in violation of any provision of this Agreement; provided, however, that the delivery of any notice pursuant to this Section 6.7 shall not (x) cure any breach of, or non-compliance with, any other provision of this Agreement or (y) limit the remedies available to the party receiving such notice. The parties agree and acknowledge that the Company’s, on the one hand, and Parent’s on the other hand, compliance or failure of compliance with this Section 6.7 shall not be taken into account for purposes of determining whether the condition referred to in Section 7.2(b) or Section 7.3(b), respectively, shall have been satisfied.

(b) Without limiting the foregoing, in the event that any stockholder or derivative claim or Action related to this Agreement, the Merger or the other transactions contemplated by this Agreement is brought, or, to the knowledge of the Company, threatened in writing, against the Company and/or the members of the Company Board prior to the Effective Time, the Company shall promptly notify Parent of any such claim or Action and shall keep Parent reasonably informed with respect to the status thereof. The Company shall reasonably consult with Parent with respect to the defense or settlement of any claim, Action or threat, and no settlement thereof shall be agreed to without Parent’s prior written consent.

Section 6.8. Employee Matters.

(a) Parent shall cause the Surviving Corporation and each of its Subsidiaries to maintain for current employees or officers of the Company or any of its Subsidiaries as of the Effective Time (“Company Employees”), during the period commencing at the Effective Time and (i) ending on the first anniversary of the Effective Time, annual cash compensation levels (such term to mean (A) annual rate of cash base salary and wage rates, as applicable and (B) target annual cash incentive opportunities, that are no less favorable in the aggregate than such annual rates of base salary and wage rates, as applicable and such target annual cash incentive compensation opportunities maintained for and provided to Company Employees immediately prior to the Effective Time) and (ii) ending on December 31, 2013, health and welfare benefits and retirement benefits (excluding, for the avoidance of doubt, equity compensation), that, in the aggregate are no less favorable than the health and welfare benefits, and retirement benefits (excluding, for the avoidance of doubt, equity compensation) maintained for and provided to Company Employees under the Company Plans listed in the Company Disclosure Letter immediately prior to the Effective Time; provided, however, that for those Company Employees whose terms and conditions of employment are governed by collective bargaining, Parent shall or shall cause the Surviving Corporation to comply with such agreements, and such compliance shall be deemed satisfaction of the foregoing covenant.

(b) As of and after the Effective Time, Parent will, or will cause the Surviving Corporation to, give Company Employees full credit for purposes of eligibility, participation, vesting and benefit accruals (but not for purposes of benefit accruals under any defined benefit pension plans, to the extent this credit would result in a duplication of benefits for the same period of service), under any employee compensation and incentive plans, benefit (including vacation but excluding, for purposes of any equity incentive compensation) plans, programs, policies and arrangements maintained for the benefit of Company Employees as of and after the Effective Time by Parent, its Subsidiaries or the Surviving Corporation for the Company Employees’ service with the Company, its Subsidiaries and their predecessor entities (each, a “Parent Plan”) to the same extent recognized by the Company immediately prior to the Effective Time. With respect to each Company Plan that is a “welfare benefit plan” (as defined in Section 3(1) of ERISA, regardless as to whether or not such Parent Plan is subject to ERISA, Parent or its Subsidiaries shall (i) cause there to be waived or deemed satisfied any pre-existing condition or eligibility limitations to the extent waived or deemed satisfied under the Company Plan immediately prior to replacement and (ii) if such a Company Plan is being replaced by a Parent Plan at any time other than the commencement of a Plan year of the Parent Plan, give effect, to the extent relevant in determining any deductible and maximum out-of-pocket limitations, to claims incurred and amounts paid by, and amounts reimbursed to, Company Employees under the relevant Company Plan in the Plan year of the Parent Plan in which the Effective Time occurs.

(c) As of and after the Effective Time, Parent will, or will cause the Surviving Corporation to, honor the Company Plans in accordance with their terms, including any severance and retention plans and agreements listed in the Company Disclosure Letter, subject to Parent’s ability to amend any provisions or terminate any Company Plan consistent with the applicable Company Plan.

(d) As provided in Section 9.7, this Agreement shall inure exclusively to the benefit of and be binding upon the parties hereto and their respective successors, assigns, executors and legal representatives. Nothing in this Section 6.8, express or implied, (i) is intended to confer on any Person (including any Company Employee) or entity, other than the parties to this Agreement or their respective successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement, (ii) shall constitute an amendment to any Company Plan or Parent Plan, (iii) shall limit the ability of Parent and its Subsidiaries (including the Surviving Corporation and its Subsidiaries) to revise, amend or terminate any employee benefit plan, program, policy, or arrangement (including any Company Plan or Parent Plan) at any time or from time to time after the Effective Time, or (iv) shall limit the ability of Parent and its Subsidiaries (including the Surviving Corporation and its Subsidiaries) to terminate the employment or engagement of any Person (including any Company Employee) on or after the Effective Time.

Section 6.9. Anti-Takeover Statutes. If the restrictive provisions of any Anti-Takeover Statute are or may become applicable to this Agreement (including the Merger and the other transactions contemplated hereby), each of Parent, the Company and Sub and their respective boards of directors shall grant all such approvals and take all such actions as are reasonably necessary so that such transactions may be consummated as promptly as practicable hereafter on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions.

Section 6.10. Treatment of Certain Notes; Credit Agreement.

(a) Prior to the Effective Time, the Company shall take any necessary actions in accordance with the terms of that certain Supplemental Indenture, dated as of July 10, 2009, between the Company, Sealy Mattress Company, The Bank of New York Mellon Trust Company, N.A., as trustee, and the other parties thereto (as amended or supplemented, the “Convertible Notes Indenture”), including the giving of any notices that may be required in connection with any repurchases or conversions of Convertible Notes occurring as a result of the transactions contemplated by this Agreement, and delivery of any supplemental indentures, legal opinions, officers certificates or other documents or instruments required in connection with the consummation of the Merger. The Company shall ensure compliance with the obligations of the Company and its Subsidiaries under the Convertible Notes Indenture, including Section 4.03 thereof, in accordance with the terms thereof.

(b) At least one Business Day prior to the Effective Time, the Company shall deliver to Parent a copy of a payoff letter (subject to delivery of funds as arranged by Parent), in commercially reasonable form, from the administrative agent under the Credit Agreement and shall make arrangements for the release of all Liens and other security over the Company’s and its Subsidiaries’ properties and assets securing the Company’s and its Subsidiaries’ obligations under the Credit Agreement.

(c) With respect to the Senior Notes and the Senior Subordinated Notes, the Company shall use its reasonable best efforts to (i) take actions reasonably requested by Parent that are reasonably necessary for the redemption, satisfaction, discharge or defeasance of the Senior Notes and the Senior Subordinated Notes pursuant to the applicable provisions of the indenture and officer’s certificate governing the Senior Notes and the Senior Subordinated Notes, respectively, and (ii) redeem, satisfy, discharge or defeasance, as applicable, the Senior Notes and the Senior Subordinated Notes in accordance with the terms of the indenture and officer’s certificates governing the Senior Notes and the Senior Subordinated Notes, respectively, on or after the Effective Time, provided that no action described in clauses (i) or (ii) shall be required to be taken unless it can be conditioned on the occurrence of the Effective Time, and provided, further, that Parent shall, or shall cause to be, deposited with the trustee under the indenture governing the Senior Notes and the Senior Subordinated Notes sufficient funds to effect such redemption, defeasance, satisfaction or discharge.

(d) Parent (i) shall promptly, upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs (including reasonable attorneys’ fees and costs) incurred by the Company, any of its Subsidiaries or its or their Representatives in connection with the actions of the Company and its Subsidiaries and its or their Representatives contemplated by this Section 6.10 and (ii) acknowledges and agrees that the Company, its Subsidiaries and its or their Representatives shall not incur any liability to any person prior to the Effective Time with respect to any redemption, satisfaction, discharge or defeasance of the Senior Notes or the Senior Subordinated Notes. Parent acknowledges and agrees that neither the pendency nor the consummation of any redemption, satisfaction, discharge or defeasance with respect to the Senior Notes and the Senior Subordinated Notes is a condition to Parent’s obligations to consummate the Merger.

Section 6.11. Obligations of Sub and the Surviving Corporation. Parent shall take all action necessary to cause Sub and the Surviving Corporation to perform their respective obligations under this Agreement.

Section 6.12. Financing Cooperation. Prior to the Closing, the Company shall use its reasonable best efforts to cooperate, and to cause its Subsidiaries to cooperate, with Parent and Sub in connection with Parent and Sub obtaining the Financing, including (i) furnishing financial and other pertinent information relating to the Company and its business (including information to be used in the preparation of an information package regarding the business, operations, financial projections and prospects of the Parent and the Company customary for such financing or any prospectus or offering memorandum or otherwise reasonably necessary for the completion of the Financing by the Financing Sources) to Parent, Sub and the Financing Sources to the extent reasonably requested by the Parent to assist in preparation of customary offering or information documents to be used for the completion of the Financing and in advance of the Marketing Period, (ii) without limiting the generality of the preceding clause (i), furnishing promptly such financial and other pertinent information regarding the Company and its Subsidiaries as may be reasonably requested by Parent to consummate the Financing, including, without limitation, information of the type required by Regulation S-X and Regulation S-K under the Securities Act (excluding information required by Regulation S-X Rule 3-10 and Regulation S-X Rule 3-16) and of the type and form customarily included in offering documents used in private placements under Rule 144A of the Securities Act and in any event the information regarding the Company and its Subsidiaries required to be delivered pursuant to paragraphs vi and ix of Annex III to the Commitment Letter (the information described in this clause (ii), the “Required Company Financing Information”), (iii) prior to and during the Marketing Period, participating in a reasonable number of meetings (including customary one-on-one meetings with the parties acting as lead arrangers or agents for, and prospective lenders and purchasers with respect to, the Financing and senior management and Representatives, with appropriate seniority and expertise, of the Company), presentations, roadshows, due diligence sessions, drafting sessions (including accounting due diligence sessions) and sessions with rating agencies in connection with the Financing, (iv) prior to the Marketing Period, assisting with the preparation of (A) any customary offering documents or memoranda, bank information memoranda, prospectuses and similar documents and (B) materials for rating agency presentations and bank information memoranda and similar documents required in connection with the Financing, (v) cooperating with the marketing efforts for any of the Financing, (vi) executing and delivering (or using reasonable best efforts to obtain from its advisors), and causing its Affiliates to execute and deliver (or use reasonable best efforts to obtain from their advisors), customary certificates, accountants’ comfort letters (and consents of accountants for use of their reports in any materials relating to the Financing and in connection with any filings required to be made by Parent pursuant to the Securities Act or the Exchange Act where the Financial Statements or any of the other Required Company Financing Information is included or incorporated by reference), legal opinions or other documents and instruments relating to guarantees and other matters ancillary to the Financing as may be reasonably requested by the Parent as necessary and customary in connection with the Financing, (vii) (A) preparing and executing customary perfection certificates required in connection with the Financing, (B) obtaining pay-off letters and lien releases and instruments of discharge required to be delivered under the Commitment Letter and (C) obtaining guarantees, pledging of collateral, including taking all actions reasonably necessary to establish bank and other accounts and blocked account agreements in connection with the foregoing and executing and delivering customary pledge and security documents or other definitive financing documents and other certificates and documents as may be reasonably requested by Parent, consistent with the terms of this Agreement and the Commitment Letter, to obtain and perfect security interests in assets of the Company and its Subsidiaries that are intended to constitute collateral securing the Financing or otherwise facilitating the obtaining of guarantees, pledging of collateral from and after the Closing as may be reasonably requested by Parent; provided, that any obligations contained in all such agreements and documents shall be executed and effective no earlier than the Closing, (viii) providing authorization letters to the Financing Sources authorizing the distribution of information to prospective lenders or investors and containing a representation to the Financing Sources that the public side versions of such documents, if any, do not include material non-public information about the Company or its Subsidiaries or securities, (ix) reasonably cooperating with the Financing Sources’ due diligence, providing all documentation and other information about the Company and each of its Subsidiaries as is reasonably requested in writing by Parent which is in connection with the Financing and relates to applicable “know your customer” and anti-money laundering rules and regulations including without limitation the USA PATRIOT Act and (x) taking all corporate actions, subject to the occurrence of the Closing, necessary to permit the consummation of the Financing including entering into one or more credit agreements, indentures or other instruments on terms reasonably satisfactory to Parent in connection with the Financing as of or immediately after the Effective Time to the extent direct borrowings or debt incurrence (or any guarantees thereof) by the Company is contemplated in the Financing; provided, however, that nothing herein shall require such cooperation to the extent it would interfere unreasonably with the business or operations of the Company or its Subsidiaries; provided, further, that neither the Company nor any of its Subsidiaries shall be required to commit to take any action that is not contingent upon the Closing (including the entry into any agreement) or that would be effective prior to the Effective Time and no personal liability shall be imposed on the officers or employees involved. Neither the Company nor any of its Subsidiaries shall be required to take any action that would subject it to actual or potential liability prior to the Effective Time, to bear any cost or expense or to pay any commitment or other similar fee or make any other payment (other than reasonable out-of-pocket costs) or incur any other liability or provide or agree to provide any indemnity in connection with the Financing or any of the foregoing prior to the Effective Time. Parent shall, promptly upon request by the Company, reimburse the Company for all documented and reasonable out-of-pocket costs incurred by the Company or its Subsidiaries in connection with this Section 6.12. The Company hereby consents to the reasonable use of the Company’s and its Subsidiaries’ logos in connection with the Financing, provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries or any of their logos and on such other customary terms and conditions as the Company shall reasonably impose. For the avoidance of doubt and notwithstanding anything to the contrary above in this Section 6.12, Parent acknowledges and agrees that the obligations of Parent and Sub to consummate the Merger and the other transactions contemplated by this Agreement are not conditioned upon the availability or consummation of the Financing or receipt of proceeds therefrom but, in any event, without limiting the Company’s obligations under this Agreement, including this Section 6.12.

Section 6.13. Financing.

(a) Parent shall use its reasonable best efforts to obtain the Financing on the terms and conditions described in the Commitment Letter, including (i) using its reasonable best efforts to negotiate and enter into definitive financing agreements with respect thereto on terms and conditions contemplated in the Commitment Letter provided to the Company pursuant to Section 4.8, (ii) fully paying any and all commitment fees or other fees required by the Commitment Letter when due pursuant to the provisions thereof, (iii) using its reasonable best efforts to satisfy all conditions applicable to Parent in the Commitment Letter and such definitive financing agreements, (iv) using its reasonable best efforts to comply with its obligations under the Commitment Letter and (v) enforcing its rights under the Commitment Letter. Parent shall keep the Company reasonably informed and in reasonable detail (including providing the Company with copies of all definitive documents related to the Financing in accordance with Section 4.8) with respect to all material developments concerning the Financing. Without limiting the generality of the foregoing, Parent shall give the Company prompt notice (x) of any material breach or default by any party to any of the Commitment Letter or definitive financing agreements related to the Financing of which Parent becomes aware, (y) of the receipt of any written notice from any Financing Party with respect to any (1) actual or potential material breach, default, termination or repudiation by any party to any of the Commitment Letter or definitive financing agreements related to the Financing of any provisions of the Commitment Letter or definitive financing agreements related to the Financing or (2) dispute or disagreement between or among any parties to any of the Commitment Letter or definitive financing agreements related to the Financing with respect to the obligation to fund the Financing or the amount of the Financing to be funded at Closing, and (z) if at any time management of Parent believes it will not be able to obtain all or any portion of the Financing on the terms and conditions, in the manner or from the sources contemplated by the Commitment Letter or definitive financing agreements related to the Financing. As soon as reasonably practicable, Parent shall provide any information reasonably requested by the Company relating to any circumstance referred to in clause (x), (y) or (z) of the immediately preceding sentence; provided, that Parent need not provide any information believed to be privileged, that is requested for purposes of litigation or that is related to fees and other economic information redacted from such agreements that is consistent with the information redacted from the Fee Letters executed in connection with the Commitment Letter and consistent with Section 4.8. Parent shall have the right from time to time to amend, replace, supplement or otherwise modify, or waive any of its rights under, the Commitment Letter, Fee Letters or definitive financing agreements, and/or substitute other debt or equity financing for all or any portion of the Financing from the same and/or alternative financing sources, provided that Parent shall not permit any such amendment or modification to be made to, or any waiver of any material provision or remedy under, the Commitment Letter or replace all or a portion of the Financing with alternate financing arrangements that, in each case, would reduce the aggregate amount of the Financing (other than immaterial reductions or as otherwise proved in such Commitment Letter or Fee Letters, including “flex provisions”), amend the conditions to the drawdown of the Financing in a manner adverse to the interests of the Company, or which would otherwise in any other respect reasonably be expected to impair, delay or prevent the consummation of the transactions contemplated by this Agreement without the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed). Parent shall promptly deliver to the Company copies of any such amendment, modification or replacement, provided that Parent shall not be obligated to deliver to the Company copies of any Fee Letters or other information redacted from such agreements that is consistent with the economic information redacted from the Fee Letters entered into in connection with the Commitment Letter and consistent with Section 4.8.

(b) If all or any portion of the Financing becomes unavailable on the terms and conditions contemplated in the Commitment Letter, Parent shall use its reasonable best efforts to arrange to promptly obtain such Financing from alternative sources on terms not materially less favorable, in the aggregate, to Parent (including with respect to the conditionality thereof) in an amount sufficient, when added to the portion of the Financing that is available to pay in cash all amounts required to be paid by Parent in connection with the Merger (“Alternative Financing”), and to obtain a new financing commitment letter (the “Alternative Commitment Letter”), fee letter and a new definitive agreement with respect thereto (the “Alternative Financing Agreement”) that provides for financing on terms not materially less favorable, in the aggregate, to Parent and in an amount that is sufficient, when added to the portion of the Financing that is available, to pay in cash all amounts required to be paid by Parent and the Surviving Corporation in connection with the Merger.

(c) References in this Agreement to (i) “Financing” shall include the financing contemplated under the Commitment Letter and any Alternative Commitment Letter as permitted by this Section 6.13 to be amended, modified, supplemented or replaced (including, for the avoidance of doubt, any alternate financing transactions permitted hereunder), (ii) “Commitment Letter” shall include such documents as permitted by this Section 6.13 (including any Alternative Commitment Letter) to be amended, modified or replaced, in each case from and after such amendment, modification or replacement and (ii) definitive financing agreements shall be deemed to include any Alternative Financing Agreement.

ARTICLE VII

CONDITIONS PRECEDENT

Section 7.1. Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party hereto to effect the Merger shall be subject to the satisfaction or (to the extent permitted by applicable Law) waiver at or prior to the Closing of the following conditions:

(a) Company Stockholder Approval. The Company Stockholder Approval shall have been obtained and the Information Statement shall have been cleared by the SEC and shall have been sent to stockholders of the Company (in accordance with Regulation 14C of the Exchange Act) at least twenty calendar days prior to the Closing.

(b) Orders. No court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law, injunction, judgment or ruling (whether temporary, preliminary or permanent) (collectively, an “Order”) that is in effect and restrains, enjoins or otherwise prohibits or makes illegal consummation of the Merger.

(c) Antitrust Laws. The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been earlier terminated.

Section 7.2. Conditions to Obligations of Parent and Sub. The obligations of Parent and Sub to effect the Merger are further subject to the satisfaction or (to the extent permitted by applicable Law) waiver by Parent and Sub at or prior to the Closing of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company contained in Sections 3.1, 3.2, 3.8(b), 3.21 and 3.22 shall be true and correct as of the Closing Date as though made on and as of such date, (ii) the representations and warranties of the Company set forth in Section 3.5(a), Section 3.5(b) and the first three sentences of Section 3.5(c) shall be true and correct in all respects, except for de minimis inaccuracy, as of the Closing Date, (iii) the representations and warranties of the Company set forth in Section 3.6(a) shall be true and correct in all material respects as of the Closing Date and (iv) the other representations and warranties of the Company set forth in this Agreement (without giving effect to any materiality or “Company Material Adverse Effect” qualifications therein) shall be true and correct in all respects as of the Closing Date as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except, in the case of this clause (iv), where the failure to be true and correct would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect. Parent shall have received a certificate at the Closing signed on behalf of the Company by an executive officer of the Company to the effect that the conditions set forth in this Section 7.2(a) have been satisfied.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

Section 7.3. Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is further subject to the satisfaction or (to the extent permitted by Law) waiver by the Company at or prior to the Closing of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Sub set forth in this Agreement shall be true and correct as of the Closing Date as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure to be true and correct would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect . The Company shall have received at the Closing a certificate signed on behalf of Parent by an executive officer of Parent to the effect that the conditions set forth in this Section 7.3(a) have been satisfied.

(b) Performance of Obligations of Parent and Sub. Each of Parent and Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent and Sub by an executive officer of Parent to such effect.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

Section 8.1. Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after receipt of the Company Stockholder Approval, by mutual written consent of the Company and Parent by action of their respective boards of directors.

Section 8.2. Termination by Either Parent or the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after receipt of the Company Stockholder Approval, by action of the respective boards of directors of either Parent or the Company (or, in the case of paragraph (c) below, by them jointly) if:

(a) the Merger shall not have been consummated by 11:59 p.m., New York City time on June 26, 2013 (such date, the “Termination Date”); provided, that the right to terminate this Agreement pursuant to this Section 8.2(a) shall not be available to any party whose failure to fulfill any obligation under this Agreement has primarily caused the failure of the Merger to occur on or prior to such date; provided, further, that if on the Termination Date, the condition to Closing set forth in either Section 7.1(b) or Section 7.1(c) (but for purposes of Section 7.1(b) only if such restraint, enjoinment or prohibition is attributable to an Antitrust Law) shall not have been satisfied, but all other conditions to Closing shall have been satisfied or waived (other than those conditions that by their nature cannot be satisfied other than at Closing), then the Termination Date may be extended by either Parent or the Company to a date and time not later than 11:59 p.m., New York City time on September 26, 2013; provided, further, that if the Marketing Period has commenced less than 21 calendar days prior to the Termination Date as defined above, the Termination Date shall be extended to a date which is one Business Day following the final day of the Marketing Period.

(b) any Order restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable.

(c) by written election of both Parent and the Company delivered to each other during the five days after the occurrence of a Litigation Trigger Event.

Section 8.3. Termination by the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after receipt of the Company Stockholder Approval, by written notice of the Company:

(a) prior to 11:59 p.m. New York City time on the Written Consent End Date, in the event that (i) the Company shall have received a Superior Proposal and shall have notified Parent in writing of such Superior Proposal prior to 11:59 p.m. New York City time on the date that is thirty-five calendar days after the date hereof, including a summary of the material terms and conditions of such Superior Proposal (a “Superior Proposal Notice”), and (ii) following delivery by the Company to Parent of such Superior Proposal Notice, (A) (1) if requested by Parent, the Company shall have made its Representatives available to discuss and negotiate in good faith with Parent’s Representatives any proposed modifications to the terms and conditions of this Agreement intended by Parent to cause such Superior Proposal to no longer constitute a Superior Proposal, during the period of five calendar days immediately following delivery by the Company to Parent of such Superior Proposal Notice (the “Superior Proposal Notice Period”); provided, that, if Parent shall have delivered to the Company during such Superior Proposal Notice Period a written proposal capable of being accepted by the Company to alter the terms or conditions of this Agreement (the “Parent Matching Proposal”), the Company Board shall be entitled to analyze and review such Parent Matching Proposal for one Business Day immediately following receipt of such proposal (the “Superior Proposal Analysis Period”); and provided, further, that, in the event that, after delivery of a Superior Proposal Notice related to a Superior Proposal, there has been a material change or revision to the terms of such Superior Proposal, (i) the Company shall notify Parent of such material change or revision within one Business Day following such change or revision, and (ii) in connection with such material change or revision the then current Superior Proposal Notice Period shall be extended such that at least two Business Days remains in such Superior Proposal Notice Period subsequent to the time the Company so notifies Parent of any such material change or revision, and (2) the Company Board shall have determined in good faith (after consultation with its financial advisor and outside legal counsel), after considering the terms of such Parent Matching Proposal, that such third-party Superior Proposal would continue to constitute a Superior Proposal if the modifications proposed by Parent were given effect, or (B) Parent shall have notified the Company that it has elected not to negotiate with the Company with respect to any modifications to the terms and conditions of this Agreement and/or not to deliver a Parent Matching Proposal; provided that, as a condition to the termination of this Agreement pursuant to this Section 8.3(a), the Company pays Parent the Company Termination Fee payable to Parent pursuant to Section 8.5.

(b) if there has been a breach of any representation, warranty, covenant or agreement made by Parent or Sub in this Agreement, or any such representation and warranty shall be untrue, such that the conditions set forth in Section 7.3(a) or Section 7.3(b) would not be satisfied and such breach either (x) is not curable or (y) if curable, is not cured by the earlier of (i) the date that is 60 days from the date of receiving written notice of such breach and (ii) the Termination Date; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.3(b) if it is then in breach of this Agreement so as to cause any of the conditions set forth in Section 7.2(a) or Section 7.2(b) not to be capable of being satisfied.

(c) if (i) all of the conditions set forth in Sections 7.1 and 7.2 have been and continue to be satisfied or waived (other than those conditions that by their nature cannot be satisfied other than at Closing), (ii) the Company has confirmed by written notice to Parent its intention to terminate this Agreement pursuant to this Section 8.3(c) if Parent and Sub fail to consummate the transactions contemplated by this Agreement when required pursuant to Section 1.2 and (iii) Parent and Sub fail to consummate the transactions contemplated by this

Agreement within three Business Days of the date the Closing should have occurred pursuant to Section 1.2 and the Company stood ready, willing and able to consummate the Merger through the end of such three Business Day period (for the avoidance of doubt, it being understood during such three Business Day period, Parent shall not be entitled to terminate this Agreement pursuant to Section 8.2(a)).

Section 8.4. Termination by Parent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after receipt of the Company Stockholder Approval, by written notice of Parent if:

(a) a Company Adverse Recommendation Change has been effected by the Company Board (whether or not in compliance with Section 5.3);

(b) the Stockholder Written Consent representing the Company Stockholder Approval has not been executed and delivered to Parent and the Company within 48 hours after execution of this Agreement;

(c) the Company enters into an Alternative Acquisition Agreement;

(d) the Company or the Company Board shall have resolved or otherwise publicly announced its intention to take any of the foregoing actions in clauses (a) or (c); or

(e) there has been a breach of any representation, warranty, covenant or agreement made by the Company in this Agreement, or any such representation and warranty shall be untrue, such that the conditions set forth in Section 7.2(a) or Section 7.2(b) would not be satisfied and such breach either (x) is not curable or (y) if curable, is not cured by the earlier of (i) the date that is 60 days from the date of receiving written notice of such breach and (ii) the Termination Date; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this clause (e) if Parent is then in breach of this Agreement so as to cause any of the conditions set forth in Section 7.3(a) or Section 7.3(b) not to be capable of being satisfied.

Section 8.5. Effect of Termination.

(a) In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII, this Agreement shall become void and of no effect with no liability to any Person on the part of any party hereto (or of any of its Representatives); provided, however, and notwithstanding anything in the foregoing to the contrary, that (i) except as otherwise provided herein, no such termination shall relieve any party hereto of any liability for damages to the other party hereto resulting from willful and intentional breach of this Agreement and (ii) the provisions set forth in this Section 8.5, Section 8.6 and Article IX and the Confidentiality Agreement shall survive the termination of this Agreement. For purposes of this Agreement, “willful and intentional breach” shall mean a material breach that is a consequence of an omission by, or act undertaken by or caused by, the breaching party with the actual knowledge that the omission or taking or causing of such act would, or would reasonably be expected to, cause a breach of this Agreement.

(b) In the event that:

(i) (x) (1) before obtaining the Company Stockholder Approval, this Agreement is terminated pursuant to Section 8.2(a) or Section 8.4(e) and any Person shall have made and publicly disclosed a bona fide Takeover Proposal after the date of this Agreement but prior to such termination, and such Takeover Proposal shall not have been publicly withdrawn prior to such termination or (2) this Agreement is terminated pursuant to Section 8.4(b) and any Person shall have made and publicly disclosed a bona fide Takeover Proposal after the date of this Agreement but prior to such termination and (y) within twelve months of such termination the Company shall have entered into a definitive agreement with respect to such Takeover Proposal and such Takeover Proposal or a Takeover Proposal resulting from such initial Takeover Proposal is consummated (provided that for purposes of this clause (y) the references to “20%” in the definition of “Takeover Proposal” shall be deemed to be references to “50%”);

(ii) this Agreement is terminated by Parent pursuant to Section 8.4(a), (c) or (d); or

(iii) this Agreement is terminated by the Company pursuant to Section 8.3(a),

then the Company shall (A) in the case of clause (i) above, within three Business Days after the date on which the Company consummates the Takeover Proposal referred to in subclause (i)(y) above, (B) in the case of clause (ii) above, no later than three Business Days after the date of such termination and (C) in the case of clause (iii) above, immediately prior to or concurrently with such termination, pay Parent or its designee the Company Termination Fee (as defined below) by wire transfer of immediately available funds (it being understood that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion). “Company Termination Fee” shall mean an amount equal to $25,000,000.

(c) In the event that:

(i) the Company and Parent both elect to terminate this Agreement pursuant to Section 8.2(c);

(ii) neither the Company nor Parent elect to terminate this Agreement pursuant to Section 8.2(c), and this Agreement is subsequently terminated pursuant to Section 8.2(a) or Section 8.2(b) (but for purposes of Section 8.2(b) only if such restraint, enjoinment or prohibition is attributable to an Antitrust Law);

(iii) the Company elects in writing to terminate this Agreement pursuant to Section 8.2(c) but the Parent does not elect in writing to terminate this Agreement pursuant to Section 8.2(c), and this Agreement is subsequently terminated pursuant to Section 8.2(a) or Section 8.2(b) (but for purposes of Section 8.2(b) only if such restraint, enjoinment or prohibition is attributable to an Antitrust Law); or

(iv) Parent elects in writing to terminate this Agreement pursuant to Section 8.2(c) but the Company does not elect in writing to terminate this Agreement pursuant to Section 8.2(c), and this Agreement is subsequently terminated pursuant to Section 8.2(a) or Section 8.2(b) (but for purposes of Section 8.2(b) only if such restraint, enjoinment or prohibition is attributable to an Antitrust Law);

then Parent shall (A) in the case of clause (i) above, pay to the Company a termination fee of $90 million, and (B) only if all of the conditions to Closing set forth in Article VII (other than (x) the conditions set forth in Section 7.1(b) or Section 7.1(c) (but for purposes of Section 7.1(b) only if such restraint, enjoinment or prohibition is attributable to an Antitrust Law) and (y) those other conditions that, by their nature, cannot be satisfied until the Closing, but in the case of clause (y), which conditions would be satisfied if the Closing were to occur on the date of termination) have been satisfied or waived on or prior to the date of such termination, (I) in the case of clause (ii) or (iii) above, pay to the Company a termination fee of $90 million on the Termination Date if the condition set forth in Section 7.1(c) is not satisfied by the Termination Date, and (II) in the case of clause (iv) above, pay to the Company a termination fee of $40 million on the Termination Date if the condition set forth in Section 7.1(c) is not satisfied by the Termination Date; provided, that in no event shall any fee be payable by Parent to the Company pursuant to this Section 8.5(c) if the Company breaches its obligations pursuant set forth in the last sentence of Section 6.3(b).

Section 8.6. Expenses. Except as otherwise specifically provided herein, each party shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby. Expenses incurred in connection with the printing, filing and mailing of the Information Statement shall be paid by the Company.

Section 8.7. Amendment. This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective boards of directors at any time prior to the Effective Time, whether before or after Company Stockholder Approval; provided, however, that, after adoption of this Agreement by the stockholders of the Company, no amendment may be made which by Law requires the further approval of the stockholders of the Company without such further approval. This Agreement may not be amended except by an instrument in writing signed by the parties hereto; provided, further, that any amendment to Section 9.9(c) may not be made except by an instrument in writing signed by the parties hereto and the Arranger (as such term is defined in the Commitment Letter).

Section 8.8. Extension; Waiver. At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) subject to the requirements of applicable Law, waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver shall only be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby and references this Section 8.8 or a waiver under this Agreement. The failure of any party to assert any rights or remedies shall not constitute a waiver of such rights or remedies.

ARTICLE IX

GENERAL PROVISIONS

Section 9.1. Non-Survival of Representations and Warranties. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and agreements, shall survive the Effective Time, except for (a) those covenants and agreements contained herein to the extent that by their terms apply or are to be performed in whole or in part after the Effective Time and (b) those contained in this Article IX.

Section 9.2. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by registered or certified mail (postage prepaid, return receipt requested), by facsimile or by electronic mail (“email”) transmission (so long as a receipt of such facsimile or email is requested and received and provided that any notice received by facsimile or email on any Business Day after 5:00 p.m. (New York City time) shall be deemed to have been received at 9:00 a.m. (New York City time) on the next Business Day) to the respective parties at the following addresses (or at such other address for a party as shall be specified by like notice):

if to Parent or Sub, to:

Tempur-Pedic International Inc.

1713 Jaggie Fox Way

Lexington, Kentucky 40511

Attention: Chief Executive Officer

Facsimile: (859) 514-5680

Email: mark.sarvary@tempurpedic.com

with an additional copy (which shall not constitute notice) to:

Tempur-Pedic International Inc.

1713 Jaggie Fox Way

Lexington, Kentucky 40511

Attention: General Counsel

Facsimile: (859) 514-5794

Email: lou.jones@tempurpedic.com

and

Bingham McCutchen LLP

399 Park Avenue

New York, New York 10022

Attention: John Utzschneider

Facsimile: (212) 752-5378

Email: john.utzschneider@bingham.com

if to the Company, to:

Sealy Corporation

One Office Parkway

Sealy Drive

Attention: Chief Executive Officer

Facsimile: (336) 861-3640

Email: lrogers@sealy.com

with an additional copy (which shall not constitute notice) to:

Sealy Corporation

One Office Parkway

Sealy Drive

Attention: General Counsel

Facsimile: (336) 861-3786

Email: mmurray@sealy.com

and

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Attention: Sean Rodgers

Facsimile: (212) 455-2502

Email: srodgers@stblaw.com

Section 9.3. Definitions. For purposes of this Agreement:

“Action” means any action, suit, hearing, arbitration proceeding, administrative or regulatory proceeding, mediation, citation, summons, subpoena, demand, audit, inquiry or investigation of any nature (civil, criminal, regulatory or otherwise), in law or in equity.

“Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person. The term “controlled” shall have a correlative meaning.

“Alternative Acquisition Agreement” means any letter of intent, memorandum of understanding, acquisition agreement, merger agreement or similar definitive agreement (other than any Acceptable Confidentiality Agreement) relating to any Takeover Proposal or requiring the Company to abandon, terminate, breach or fail to consummate the transactions contemplated by this Agreement.

“Anti-Takeover Statute” means any “fair price, “moratorium, “control share acquisition” or other similar anti-takeover statute or regulation enacted under state laws in the United States prior to the date hereof applicable to the Company.

“Antitrust Law” means the Sherman Antitrust Act of 1890, as amended, the Clayton Act of 1914, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other federal, state and foreign, if any, statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws, including any amendments or revisions thereto, as applicable and if any, that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Business” means the business of the Company and its Subsidiaries, as it is now being conducted and is currently planned to be conducted.

“Business Day” means any day that is not a Saturday, Sunday or other day on which banking institutions are required or authorized by Law to be closed in New York, New York, and shall consist of the time period from 12:00 a.m. (New York City time) through 11:59 p.m. (New York City time).

“Code” shall mean the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder, or any successor statute, and regulations thereto.

“Commitment Letter” shall mean the commitment letter dated as of the date hereof among Parent, Bank of America, N.A. (the “Initial Lender”) and Merrill Lynch, Pierce, Fenner & Smith Incorporated, pursuant to which the Initial Lender has committed, on the terms set forth therein, to provide to Parent up to (i) $1,770,000,000 in senior secured debt financing and (ii) up to $350,000,000 in interim bridge financing.

“Company Material Adverse Effect” means any event, change, occurrence, development or effect that would have or would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of the Company and its Subsidiaries taken as a whole, other than any event, change, occurrence, development or effect resulting from (i) changes in general economic, financial market, business or geopolitical conditions, (ii) changes or developments generally applicable to any of the industries and markets in which the Company or its Subsidiaries operate, (iii) changes in any applicable Law or GAAP (or interpretations thereof), (iv) any change in the price or trading volume of the shares of Company Common Stock, or the credit rating of the Company, in each case in and of itself (provided, that the facts or occurrences giving rise to or contributing to such change that are not otherwise excluded from the definition of “Company Material Adverse Effect” may be taken into account in determining whether there has been a Company Material Adverse Effect), (v) any failure by the Company to meet any published analyst estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Company to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (provided, that the facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of “Company Material Adverse Effect” may be taken into account in determining whether there has been a Company Material Adverse Effect), (vi) any outbreak or escalation of hostilities or war (whether or not declared), military actions or the escalation thereof, or any act of sabotage or terrorism or any natural disasters, (vii) the announcement of this Agreement and the transactions contemplated hereby, (viii) any action required by this Agreement or taken at the request of Parent or Sub or (ix) any stockholder or derivative Action arising from allegations of a breach of fiduciary duty relating to this Agreement or the transactions contemplated hereby, except in the case of each of clauses (i) through (iii) and (vi), to the extent such events, changes, occurrences, developments or effects have, individually or in the aggregate, a disproportionate impact on the Company and its Subsidiaries, taken as a whole, relative to other industry participants (in which case the incremental disproportionate impact or impacts may be taken into account in determining whether there has been a Company Material Adverse Effect).

“Compliant” shall mean, with respect to the Required Company Financing Information, that (i) such Required Company Financing Information does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make any offering memorandum, in the light of the circumstances under which it was made, not misleading, (ii) such Required Company Financing Information is, and remains throughout the Marketing Period, compliant in all material respects with all requirements of Regulation S-K and Regulation S-X under the Securities Act (excluding information required by Regulation S-X Rule 3-10 and Regulation S-X Rule 3-16) for offerings of debt securities on a registration statement on Form S-1 for a non-reporting company using such financial statements and financial information to be declared effective by the SEC on the last day of the Marketing Period, (iii) the Company’s auditors have not withdrawn any audit opinion with respect to any financial statements contained in the Required Company Financing Information, (iv) with respect to any interim financial statements, such interim financial statements have been reviewed by the Company’s auditors as provided in the procedures specified by the Public Company Accounting Oversight Board in AU 722,

and (v) the Company’s auditors have delivered drafts of customary comfort letters, including as to customary negative assurances and change period, and such auditors have confirmed they are prepared to issue any such comfort letter throughout the Marketing Period.

“Consent” means any consent, waiver, approval, authorization, filing, registration or notification, whether by, with or to any Governmental Entity or any other Person.

“Contract” means any contract, agreement, indenture, note, bond, lease, sublease, mortgage, license, commitment or other legally binding arrangement (whether written or oral).

“Convertible Notes” means the 8% Senior Secured Third Lien Convertible Notes due 2016 issued pursuant to the Convertible Notes Indenture.

“Credit Agreement” means the Amended and Restated Credit Agreement, dated as of May 9, 2012, by and among Sealy Mattress Company, as Borrower, Sealy Mattress Corporation, Sealy Corporation, the several lenders from time to time parties thereto, JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, and the other persons party thereto.

“Environmental Laws” means federal, state, local and foreign Laws relating to protection of, or giving rise to liability due to the degradation of, the environment, natural resources, or human or worker health and safety as relating to exposure to Hazardous Materials.

“Environmental Permits” shall mean any and all permits, licenses, registrations, approvals, and other authorizations required under applicable Environmental Laws.

“Exchange Act” means the Securities Exchange Act of 1934, as amended (including the rules and regulations promulgated thereunder).

“Financing” means the financing to be provided by the Financing Sources as set forth in the Commitment Letter.

“Financing Sources” means the entities that have committed to provide or arrange or otherwise entered into agreements in connection with the Financing, the Financing Commitments or other financings in connection with the transactions contemplated hereby, including the parties named in the definition of Commitment Letter, and the parties to any joinder agreements, indentures or credit agreements entered pursuant thereto or relating thereto, together with their respective Affiliates, and their respective Affiliates’ officers, directors, employees, agents and representatives of any of the foregoing and their respective successors and assigns.

“Hazardous Material” means any and all substances or materials listed or regulated under any applicable Environmental Law as a hazardous, infectious, or toxic substance, material, waste, pollutant, or contaminant, or is otherwise listed or regulated under any applicable Environmental Law because it poses a hazard to the environment, natural resources, or human or worker health and safety.

“Intellectual Property” means all United States and foreign intellectual property rights of any kind, including all of the following (i) (a) patents, utility models, inventions, processes, developments, technology and know-how; (b) copyrights, including copyrights, moral rights and/or works of authorship, in each case, in any media, including graphics, advertising materials, labels, package designs, photographs and computer programs, source code and executable code, whether embodied in software, firmware or otherwise, (c) trademarks, service marks, trade names, brand names, domain names, logos, trade dress and other source indicators; (d) trade secrets, confidential, proprietary or non-public information and databases, data compilations and collections and technical data; and (ii) all registrations, applications, renewals, extensions, substitutions, continuations, continuations-in-part, divisions, re-issues, re-examinations, foreign counterparts thereof, all goodwill associated therewith and/or all common law rights or similar legal protections related thereto.

“knowledge” means, with respect to any matter in question, the actual knowledge of (i) with respect to the Company, those individuals listed in Section 9.3 of the Company Disclosure Letter, and (ii) with respect to Parent, those individuals listed in Section 9.3 of the Parent Disclosure Letter.

“Law” and “Laws” means all laws, principles of common law, statutes, constitutions, treaties, rules, regulations, ordinances, codes, rulings, Orders, licenses and determinations of all Governmental Entities.

“Lien” means any lien, claim, mortgage, encumbrance, pledge, security interest, equity or charge of any kind.

“Litigation Trigger Event” means the occurrence of any Governmental Entity either, in each case attributable to Antitrust Law and during the 30-calendar day period following the date Parent and the Company have substantially complied with a Second Request, (i) having commenced an Action to restrain, enjoin or otherwise prohibit the consummation of the Merger or (ii) having provided notice to Parent or the Company orally or in writing that such Governmental Entity will commence an Action to restrain, enjoin or otherwise prohibit the consummation of the Merger.

“Marketing Period” means the first period of 21 consecutive calendar days during and at the end of which (1) Parent shall have the Required Company Financing Information that is Compliant and (2) the conditions set forth in Section 7.1 and Section 7.2 have been satisfied (other than those conditions that by their terms are to be satisfied at Closing) and nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 7.1 and Section 7.2 to fail to be satisfied assuming Closing were to be scheduled for any time during such 21 calendar day period; provided that (i) if the Marketing Period has not ended on or prior to December 17, 2012, the Marketing Period shall commence no earlier than January 7, 2013, (ii) if the Marketing Period has not ended on or prior to June 28, 2013, the Marketing Period shall commence no earlier than July 8, 2013 and (iii) if the Marketing Period has not ended on or prior to August 16, 2013, the Marketing Period shall commence no earlier than September 3, 2013; and provided, further that the Marketing Period shall not be deemed to have commenced if, (x) prior to the completion of the Marketing Period, Deloitte & Touche shall have withdrawn its audit opinion with respect to any financial statements contained in the Company SEC Documents or (y) the Required Company Financing Information is not Compliant on the first day, throughout and on the last day of such consecutive calendar day period, in which case a new 21 consecutive calendar day period shall commence upon Parent and the Financing Sources receiving updated Required Company Financing Information that is Compliant, and satisfying the other requirements described in the immediately preceding sentence (for the avoidance of doubt, it being understood that if at any time during the Marketing Period the Required Company Financing Information provided at the initiation of the Marketing Period ceases to be Compliant, then the Marketing Period shall be deemed not to have occurred). For purposes of calculating the length of the Marketing Period, a “calendar day” shall not include (A) any days in the period from November 18, 2012 through November 25, 2012 and (B) any day on which there has been (i) any general suspension of, or limitation on trading in securities on the New York Stock Exchange (other than a shortening of trading hours or any coordinated trading halt triggered solely as a result of a specified increase or decrease in a market index); (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States generally or in the State of New York; or (iii) any material limitation (whether or not mandatory) by any Governmental Entity on the extension of credit by banks or other lending institutions.

“Organizational Documents” means, with respect to any Person, its certificate or articles of incorporation, its bylaws, its memorandum and articles of association, its limited liability company agreement or operating agreement, its certificate of formation, its partnership or limited partnership agreement or other documentation governing the organization or formation of such Person, but not any shareholder, registration rights, subscription or other Contract to which such Person may become a party after its formation or organization.

“Parent Material Adverse Effect” means any event, change, occurrence or effect that prevents or materially impedes the performance by Parent or Sub of its obligations under this Agreement or the consummation of the Merger or the other transactions contemplated by this Agreement.

“Permitted Liens” means any (i) Liens for Taxes not yet due or payable or which are being contested in good faith by appropriate proceedings, (ii) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar liens incurred in the ordinary course of business, (iii) pledges or deposits in connection with workers’ compensation, unemployment insurance and other social security legislation, (iv) easements, covenants, rights-of-way, restrictions and other similar encumbrances affecting any premises leased by the Company or its Subsidiaries that do not materially detract from the value of the property subject thereto, or restrict or interfere with the development of the property or its continued use in the Business, (v) statutory landlords’ Liens and Liens granted to landlords under any lease, (vi) purchase money security interests, (vii) intercompany Liens by and among the Company and any of its Subsidiaries, (viii) Liens securing rental payments under any capital leases, (ix) Liens expressly described in the footnotes to the consolidated financial statements of the Company and its Subsidiaries included in the Company SEC Documents (or the notes or schedules thereto) and (x) other Liens that, individually or in the aggregate, do not materially impair, and would not reasonably be expected to materially impair, the value or continued use and operation of the assets to which they relate.

“Person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity or a Governmental Entity.

“Representatives” means, with respect to any Person, such Person’s Affiliates and its and their respective directors, managers, officers, employees, agents, Financing Sources and other representatives, including any investment bankers, financial advisors, attorneys, accountants or other advisors.

“Senior Notes” means the 10.875% Senior Secured Notes due 2016 issued pursuant to the indenture dated as of May 29, 2009 among the Company, Sealy Mattress Company, certain of Sealy Mattress Company’s direct and indirect Subsidiaries and the Bank of New York Mellon Trust Company, N.A.

“Senior Subordinated Notes” means the 8.25% Senior Subordinated Notes due 2014 issued pursuant to the indenture dated as of April 6, 2004 among the Company, Sealy Mattress Company, certain of Sealy Mattress Company’s direct and indirect Subsidiaries and The Bank of New York Trust Company, N.A.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, association, trust or other entity (i) of which securities or other ownership interests representing more than 50% of the equity and more than 50% of the ordinary voting power (or, in the case of a partnership, more than 50% of the general partnership interests) are, as of the date of determination, owned by such Person or one or more Subsidiaries of such Person, or (ii) that is a variable interest entity in which such Person is the primary beneficiary, as determined in accordance with GAAP.

“Taxes” or “Tax” means any taxes of any kind, including but not limited to those on or measured by or referred to as income, gross receipts, capital, sales, use, ad valorem, stamp, alternative or add-on minimum, franchise, profits, license, withholding, payroll, employment, unemployment, social security, goods and services, estimated, escheat, excise, severance, stamp, occupation, premium, value added, property or windfall profits taxes, customs, duties or similar fees, assessments or charges of any kind whatsoever, together with any interest, penalties or additions to tax or additional amounts imposed by any Governmental Entity, domestic or foreign.

“Tax Returns” shall mean any return, report or statement (including information returns) required to be filed with or provided to any Governmental Entity with respect to Taxes, including any schedule or attachment thereto or amendment thereof.

“Written Consent End Date” means 11:59 p.m. New York City time on the date that is thirty-five calendar days after the date hereof; provided, that, in the event that (i) the Company has delivered to Parent a Superior Proposal Notice pursuant to Section 8.3(a) in connection with a Superior Proposal on a date that is less than five calendar days prior to such date (provided, that such notice shall be delivered by the Company promptly after the applicable determination is made by the Company Board) and (ii) following delivery by the Company to Parent of such Superior Proposal Notice, Parent has requested that the Company make its Representatives available to discuss and negotiate in good faith any proposed modifications to the terms and conditions of this Agreement during the Superior Proposal Notice Period, then the Written Consent End Date (A) shall be extended by the duration of such Superior Proposal Notice Period (as may be extended in connection with a material change or revision of such Superior Proposal; provided, further, that, in the event that a material change or revision is made to such Superior Proposal after the date that is thirty-five calendar days after the date hereof, such Superior Proposal Notice Period shall also include any extension thereof in connection with such material change or revision), and (B) shall be further extended (x) if Parent has delivered to the Company a Parent Matching Proposal pursuant to Section 8.3(a), by the duration of the Superior Proposal Analysis Period, or (y) by three Business Days following (i) the expiration of the Superior Proposal Notice Period if Parent has not delivered a Parent Matching Proposal by the expiration of such period or (ii) the receipt of written notice from Parent, delivered within the Superior Proposal Notice Period that Parent does not intend to deliver a Parent Matching Proposal.

Section 9.4. Interpretation. When a reference is made in this Agreement to an Article, a Section, an Exhibit or a Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “will” shall be construed to have the same meaning and effect as the word “shall”. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. All Exhibits and Schedules annexed hereto or referred to herein, and the Company Disclosure Letter and Parent Disclosure Letter, are hereby incorporated in and made a part of this Agreement as if set forth in full herein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any Contract, instrument or Law defined or referred to herein means such Contract, instrument or Law as from time to time amended, modified or supplemented, including (in the case of Contracts or instruments) by waiver or consent and (in the case of Laws) by succession of comparable successor Laws and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns. This Agreement is the product of negotiation by the parties having the assistance of counsel and other advisers. It is the intention of the parties that this Agreement not be construed more strictly with regard to one party than with regard to the others.

Section 9.5. Counterparts. This Agreement may be executed and delivered (including by facsimile, “.pdf,” or other electronic transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 9.6. Entire Agreement; Assignment. This Agreement and the Confidentiality Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned (by operation of Law or otherwise) without the prior written consent of each of the other parties hereto. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective permitted successors and assigns.

Section 9.7. Parties in Interest. Except as provided in Section 6.4 and Section 9.9(c), Parent and the Company hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other parties hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein other than, if the Effective Time occurs, the right of (a) the Company’s stockholders to receive the Merger Consideration pursuant to Article II and (b) the holders of Company Stock Options, RSUs and Equity Share Units to receive the amounts specified in Section 2.1. The parties hereto further agree that the rights of third party beneficiaries under Section 6.4 shall not arise unless and until the Effective Time occurs. The representations and warranties in this

Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 8.8 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 9.8. Governing Law. THIS AGREEMENT OR ANY CLAIMS ARISING UNDER OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS.

Section 9.9. Specific Enforcement; Consent to Jurisdiction.

(a) The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for such damage. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware or any federal court of competent jurisdiction located in the Borough of Manhattan in the State of New York without proof of actual damages or otherwise (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy.

(b) Any Action arising out of this Agreement or any of the transactions contemplated by this Agreement may only be brought in the Court of Chancery of the State of Delaware or any federal court of competent jurisdiction located in the Borough of Manhattan in the State of New York, and each party hereto irrevocably consents to the jurisdiction and venue of the United States District Court for the Southern District of New York and the courts hearing appeals therefrom unless no federal subject matter jurisdiction exists, in which event, each party hereto irrevocably consents to the jurisdiction and venue of the Court of Chancery of the State of Delaware and the courts hearing appeals therefrom. Each party hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any Action arising out of this Agreement or any of the transactions contemplated by this Agreement, any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve process in accordance with this Section 9.9, that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and to the fullest extent permitted by applicable Law, that the Action in any such court is brought in an inconvenient forum, that the venue of such Action is improper, or that this Agreement, or the subject matter of this Agreement, may not be enforced in or by such courts and further irrevocably waives, to the fullest extent permitted by applicable Law, the benefit of any defense that would hinder, fetter or delay the levy, execution or collection of any amount to which the party is entitled pursuant to the final judgment of any court having jurisdiction. Each party shall take all such action as may be necessary to continue said appointment in full force and effect or to appoint another agent so that it will at all times have an agent for service of process for the above purposes. Each party further irrevocably consents to the service of process out of any of the aforementioned courts in any Action arising out of this Agreement or any of the transactions contemplated by this Agreement by the mailing of copies thereof by registered airmail, postage prepaid, to such party at its address set forth in this Agreement, such service of process to be effective upon acknowledgement of receipt of such registered mail. Nothing herein shall affect the right of any party to serve process in any other manner permitted by Law or to commence legal proceedings or otherwise proceed against the other party in any other jurisdiction in which the other party may be subject to suit. Each party expressly acknowledges that the foregoing waiver is intended to be irrevocable under the laws of the State of Delaware and of the United States of America; provided that each such party’s consent to jurisdiction and service contained in this Section 9.9 is solely for any Action arising out of this Agreement or any of the transactions contemplated by this Agreement and shall not be deemed to be a general submission to said courts other than for such purpose.

(c) Notwithstanding anything herein to the contrary, the parties hereto acknowledge and irrevocably agree (i) that any Action, whether in law or in equity, whether in contract or in tort or otherwise, involving the Financing Sources arising out of, or relating to, the transactions contemplated hereby, the Financing Commitments, the Financing or the performance of services thereunder or related thereto shall be subject to the exclusive jurisdiction of any state or federal court sitting in the Borough of Manhattan, New York, New York, and any appellate court thereof and each Party hereto submits for itself and its property with respect to any such Action to the exclusive jurisdiction of such court, (ii) not to bring or permit any of their Affiliates to bring or support anyone else in bringing any such Action in any other court, (iii) that service of process, summons, notice or document by registered mail addressed to them at their respective addresses provided in Section 9.2 shall be effective service of process against them for any such Action brought in any such court, (iv) to waive and hereby waive, to the fullest extent permitted by law, any objection which any of them may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such Action in any such court, (v) to waive and hereby waive any right to trial by jury in respect of any such Action, (vi) that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law, (vii) that any such Action shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to the conflicts of law rules of such State that would result in the application of the laws of any other State, (viii) none of the Financing Sources will have any liability to the Company or its Affiliates (excluding at and after the Effective Time, Parent and its Subsidiaries) relating to or arising out of this Agreement, the Financing or otherwise, whether at law, or equity, in contract, in tort or otherwise, and neither the Company nor any of its Affiliates (excluding at and after the Effective Time, Parent and its Subsidiaries) will have any rights or claims against any of the Financing Sources hereunder or thereunder, and in no event shall the Company be entitled to seek the remedy of specific performance of this Agreement against the Financing Sources and (ix) that the Financing Sources are express third party beneficiaries of, and may enforce, any provisions in this Agreement reflecting the foregoing agreements.

Section 9.10. Waiver of Jury Trial. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION ARISING OUT OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. Each party hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such party would not, in the event of any Action, seek to enforce the foregoing waiver and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement, by, among other things, the mutual waiver and certifications in this Section 9.10.

Section 9.11. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the extent possible. Notwithstanding the foregoing, the parties intend that the provisions of Article VIII, including the remedies, and limitations thereon, be construed as integral provisions of this Agreement and that such provisions, remedies and limitations shall not be severable in any manner that diminishes a party’s rights hereunder or increases a party’s liability or obligations hereunder.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed by their respective officers hereunto duly authorized, all as of the date first written above.

Parent:

TEMPUR-PEDIC INTERNATIONAL INC.

By:	/s/ Dale E. Williams
Name:	Dale E. Williams
Title:	Executive Vice President and Chief Financial Officer

Sub:

SILVER LIGHTNING MERGER COMPANY

By:	/s/ Dale E. Williams
Name:	Dale E. Williams
Title:	Treasurer

Company:

SEALY CORPORATION

By:	/s/ Lawrence J. Rogers
Name:	Lawrence J. Rogers
Title:	President and CEO

[Signature Page to Agreement and Plan of Merger]